SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Table of Contents

Company Information
Capital Breakdown	1
Parent Company’s Financial Statements
Statement of Financial Position – Assets	2
Statement of Financial Position – Liabilities	3
Income Statement	5
Statement of Comprehensive Income	7
Statement of Cash Flows (Indirect Method)	8
Statement of Changes in Equity
01/01/2022 to 06/30/2022	10
01/01/2021 to 06/30/2021	11
Statement of Value Added	12
Comments on the Company’s Performance	13
Notes to the Quarterly Information	23
Comments on the Company’s Projections	72
Other Information Deemed as Relevant by the Company	73
Reports and Statements
Unqualified Reports on Special Review	75
Executive Officers’ Statement on the Financial Statements	76
Executive Officers’ Statement on the Report of Independent Registered Public Accounting	77

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Unit)	06/30/2022
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Financial Position – Assets

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		06/30/2022	12/31/2021
1	Total Assets	53,953,038	53,165,485
1.01	Current Assets	6,209,715	6,502,998
1.01.01	Cash and Cash Equivalents	643,569	717,929
1.01.02	Financial Investments	1,967,901	2,433,385
1.01.02.03	Financial Investments Valued at Amortized Cost	1,967,901	2,433,385
1.01.03	Accounts Receivable	3,068,004	2,868,734
1.01.03.01	Trade Receivables	2,861,512	2,695,077
1.01.03.02	Other Receivables	206,492	173,657
1.01.03.02.01	Related-Party Balances	206,492	173,657
1.01.04	Inventories	122,879	113,506
1.01.06	Recoverable Taxes	287,213	276,104
1.01.06.01	Current Recoverable Taxes	287,213	276,104
1.01.08	Other Current Assets	120,149	93,340
1.01.08.03	Other	120,149	93,340
1.01.08.03.01	Restricted Cash	31,592	28,467
1.01.08.03.20	Other Assets	88,557	64,873
1.02	Noncurrent Assets	47,743,323	46,662,487
1.02.01	Long-Term Assets	10,245,863	9,741,933
1.02.01.04	Accounts Receivable	254,712	223,234
1.02.01.04.01	Trade Receivables	254,712	223,234
1.02.01.09	Receivables from Related Parties	648,143	644,895
1.02.01.09.03	Receivables from Controlling Shareholders	648,143	644,895
1.02.01.10	Other Noncurrent Assets	9,343,008	8,873,804
1.02.01.10.04	Escrow Deposits	155,592	141,667
1.02.01.10.05	Water and Basic Sanitation National Agency – ANA	16,566	20,666
1.02.01.10.06	Contract Asset	9,007,636	8,550,102
1.02.01.10.20	Other Assets	163,214	161,369
1.02.02	Investments	133,093	125,563
1.02.02.01	Equity Interest	86,991	79,437
1.02.02.01.03	Equity Interest in Jointly-Owned Subsidiaries	80,892	73,338
1.02.02.01.04	Other Investments	6,099	6,099
1.02.02.02	Investment Properties	46,102	46,126
1.02.03	Property, Plant and Equipment	297,228	291,157
1.02.04	Intangible Assets	37,067,139	36,503,834
1.02.04.01	Intangible Assets	37,067,139	36,503,834
1.02.04.01.01	Concession Agreements	1,130,199	1,172,498
1.02.04.01.02	Program Contracts	18,945,850	18,469,978
1.02.04.01.03	Service Contracts	16,318,459	16,158,771
1.02.04.01.04	Software License of Use	587,982	598,734
1.02.04.01.05	Right of Use	84,649	103,853

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		06/30/2022	12/31/2021
2	Total Liabilities	53,953,038	53,165,485
2.01	Current Liabilities	4,775,714	5,092,927
2.01.01	Labor Liabilities and Pension Plan Obligations	459,173	426,616
2.01.01.01	Pension Plan Obligations	36,267	53,506
2.01.01.02	Labor Liabilities	422,906	373,110
2.01.02	Suppliers	311,737	236,763
2.01.02.01	Domestic Suppliers	311,737	236,763
2.01.03	Tax Liabilities	201,555	257,130
2.01.03.01	Federal Tax Liabilities	195,390	248,251
2.01.03.01.02	Pis-Pasep and Cofins Payable	111,612	111,963
2.01.03.01.03	INSS (Social Security Contribution) Payable	43,460	39,902
2.01.03.01.20	Other Federal Taxes	40,318	96,386
2.01.03.03	Municipal Tax Liabilities	6,165	8,879
2.01.04	Borrowings and Financing	1,789,406	1,830,617
2.01.04.01	Borrowings and Financing	1,246,071	1,128,253
2.01.04.01.01	In Local Currency	940,649	769,136
2.01.04.01.02	In Foreign Currency	305,422	359,117
2.01.04.02	Debentures	439,209	596,418
2.01.04.03	Financing through Lease	104,126	105,946
2.01.05	Other Liabilities	1,150,727	1,531,980
2.01.05.01	Payables to Related Parties	2,120	931
2.01.05.01.03	Payables to Controlling Shareholders	2,120	931
2.01.05.02	Other	1,148,607	1,531,049
2.01.05.02.01	Dividends and Interest on Capital Payable	576	548,006
2.01.05.02.04	Services Payable	581,437	469,027
2.01.05.02.05	Refundable Amounts	30,865	31,687
2.01.05.02.06	Program Contract Commitments	99,973	77,652
2.01.05.02.07	Public-Private Partnership - PPP	165,597	142,757
2.01.05.02.09	Indemnities	8,332	6,975
2.01.05.02.20	Other Liabilities	261,827	254,945
2.01.06	Provisions	863,116	809,821
2.01.06.01	Tax, Social Security, Labor, and Civil Provisions	244,415	218,137
2.01.06.01.01	Tax Provisions	32,497	29,525
2.01.06.01.02	Labor Liabilities and Pension Plan Obligations	117,519	105,806
2.01.06.01.04	Civil Provisions	94,399	82,806
2.01.06.02	Other Provisions	618,701	591,684
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	21,315	20,223
2.01.06.02.04	Provisions for Customers	147,293	154,984
2.01.06.02.05	Provisions for Suppliers	450,093	416,477
2.02	Noncurrent Liabilities	22,903,098	23,140,699
2.02.01	Borrowings and Financing	15,937,198	15,893,219
2.02.01.01	Borrowings and Financing	8,007,737	8,739,774
2.02.01.01.01	In Local Currency	5,618,103	5,802,738
2.02.01.01.02	In Foreign Currency	2,389,634	2,937,036
2.02.01.02	Debentures	7,547,177	6,736,111
2.02.01.03	Financing through Lease	382,284	417,334

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		06/30/2022	12/31/2021
2.02.02	Other Liabilities	6,041,133	6,325,069
2.02.02.02	Other	6,041,133	6,325,069
2.02.02.02.04	Pension Plan Obligations	2,305,323	2,321,662
2.02.02.02.05	Program Contract Commitments	12,760	44,995
2.02.02.02.06	Public-Private Partnership - PPP	2,824,281	2,917,428
2.02.02.02.07	Indemnities	12,677	14,642
2.02.02.02.08	Labor Liabilities	1,430	3,047
2.02.02.02.09	Deferred Cofins/Pasep	160,677	159,456
2.02.02.02.20	Other Liabilities	723,985	863,839
2.02.03	Deferred Taxes	280,003	283,739
2.02.03.01	Deferred Income Tax and Social Contribution	280,003	283,739
2.02.03.01.01	Deferred Income Tax and Social Contribution	280,003	283,739
2.02.04	Provisions	644,764	638,672
2.02.04.01	Tax, Social Security, Labor, and Civil Provisions	278,028	263,855
2.02.04.01.01	Tax Provisions	27,191	25,291
2.02.04.01.02	Labor Liabilities and Pension Plan Obligations	242,396	228,292
2.02.04.01.04	Civil Provisions	8,441	10,272
2.02.04.02	Other Provisions	366,736	374,817
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	363,074	311,069
2.02.04.02.04	Provisions for Customers	2,910	2,494
2.02.04.02.05	Provisions for Suppliers	752	61,254
2.03	Equity	26,274,226	24,931,859
2.03.01	Paid-Up Capital	15,000,000	15,000,000
2.03.04	Profit Reserves	9,829,855	9,885,485
2.03.04.01	Legal Reserve	1,532,365	1,532,365
2.03.04.08	Additional Dividend Proposed	0	55,631
2.03.04.10	Reserve for Investments	8,297,490	8,297,489
2.03.05	Retained Earnings/Accumulated Losses	1,397,997	0
2.03.06	Equity Valuation Adjustments	46,374	46,374

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Income Statement

(R$ thousand)

Code	Description		YTD Current	Same Quarter	YTD Previous
		Current Quarter	Year	Previous Year	Year
		04/01/2022 to 06/30/2022	01/01/2022 to 06/30/2022	04/01/2021 to 06/30/2021	01/01/2021 to 06/30/2021
3.01	Revenue from Sales and/or Services	5,265,400	10,135,790	4,595,919	9,273,336
3.02	Cost of Sales and/or Services	-3,531,903	-6,648,289	-3,063,427	-6,111,470
3.02.01	Cost of Sales and/or Services	-2,402,428	-4,651,293	-2,063,521	-4,111,266
3.02.02	Construction Costs	-1,129,475	-1,996,996	-999,906	-2,000,204
3.03	Gross Profit	1,733,497	3,487,501	1,532,492	3,161,866
3.04	Operating Income/Expenses	-819,385	-1,439,311	-633,274	-1,157,663
3.04.01	Selling Expenses	-486,457	-860,738	-343,762	-659,607
3.04.01.01	Selling Expenses	-233,525	-430,112	-199,661	-394,455
3.04.01.02	Allowance for Doubtful Accounts	-252,932	-430,626	-144,101	-265,152
3.04.02	General and Administrative Expenses	-341,202	-594,994	-292,774	-520,049
3.04.04	Other Operating Income	13,562	23,870	11,954	19,750
3.04.04.01	Other Operating Income	14,937	26,342	15,734	27,935
3.04.04.02	Cofins and Pasep	-1,375	-2,472	-3,780	-8,185
3.04.05	Other Operating Expenses	-11,211	-18,955	-12,853	-9,972
3.04.06	Equity Pickup	5,923	11,506	4,161	12,215
3.05	Income before Financial Result and Taxes	914,112	2,048,190	899,218	2,004,203
3.06	Financial Result	-324,374	15,750	248,813	-105,557
3.06.01	Financial Income	230,160	429,173	93,551	205,009
3.06.01.01	Financial Income	239,441	449,484	99,009	215,434
3.06.01.02	Exchange Variation Gains	1,853	590	-854	-407
3.06.01.03	Cofins and Pasep	-11,134	-20,901	-4,604	-10,018
3.06.02	Financial Expenses	-554,534	-413,423	155,262	-310,566
3.06.02.01	Financial Expenses	-489,726	-942,744	-287,054	-615,303
3.06.02.02	Exchange Variation Losses	-64,808	529,321	442,316	304,737
3.07	Earnings before Income Tax	589,738	2,063,940	1,148,031	1,898,646
3.08	Income Tax and Social Contribution	-167,280	-665,943	-374,979	-628,736
3.08.01	Current	-180,174	-669,679	-374,219	-657,702
3.08.02	Deferred	12,894	3,736	-760	28,966

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Income Statement

(R$ thousand)

Code	Description		YTD Current	Same Quarter	YTD Previous
		Current Quarter	Year	Previous Year	Year
		04/01/2022 to 06/30/2022	01/01/2022 to 06/30/2022	04/01/2021 to 06/30/2021	01/01/2021 to 06/30/2021
3.09	Net Result from Continued Operations	422,458	1,397,997	773,052	1,269,910
3.11	Profit/Loss for the Period	422,458	1,397,997	773,052	1,269,910
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	0.61807	2.04532	1.131	1.85793
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	0.61807	2.04532	1.131	1.85793

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description		YTD Current	Same Quarter	YTD Previous
		Current Quarter	Year	Previous Year	Year
		04/01/2022 to 06/30/2022	01/01/2022 to 06/30/2022	04/01/2021 to 06/30/2021	01/01/2021 to 06/30/2021
4.01	Net Income for the Period	422,458	1,397,997	773,052	1,269,910
4.03	Comprehensive Income for the Period	422,458	1,397,997	773,052	1,269,910

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2022 to 06/30/2022	01/01/2021 to 06/30/2021
6.01	Net Cash from Operating Activities	1,763,870	1,973,029
6.01.01	Cash from Operations	4,353,847	3,618,620
6.01.01.01	Earnings before Income Tax and Social Contribution	2,063,940	1,898,646
6.01.01.02	Provision and Inflation Adjustments on Provisions	196,108	111,294
6.01.01.04	Finance Charges from Customers	-192,460	-175,324
6.01.01.05	Residual Value of Property, Plant and Equipment, Intangible Assets, and Investment Properties Written-off	6,132	4,961
6.01.01.06	Depreciation and Amortization	1,187,911	1,095,106
6.01.01.07	Interest on Borrowings and Financing Payable	467,713	290,429
6.01.01.08	Monetary and Exchange Variations on Borrowings and Financing	-367,162	-209,361
6.01.01.09	Interest and Monetary Variation Losses	16,962	18,805
6.01.01.10	Interest and Monetary Variation Gains	-23,479	-51,190
6.01.01.11	Allowance for Doubtful Accounts	430,626	265,152
6.01.01.12	Provision for Consent Decree (TAC) and Knowledge Retention Program (PRC)	-650	3,214
6.01.01.13	Equity Pickup	-11,506	-12,215
6.01.01.14	Interest and Inflation Adjustment - PPP	245,923	225,623
6.01.01.15	Other Adjustments	7,639	-19,510
6.01.01.16	Transfer - São Paulo Municipal Government	277,747	128,265
6.01.01.17	Construction Margin over Intangible Assets Resulting from Concession Agreements	-45,930	-46,005
6.01.01.18	Pension Plan Obligations	94,333	90,730
6.01.02	Changes in Assets and Liabilities	-1,354,538	-658,909
6.01.02.01	Trade Receivables	-430,272	-167,184
6.01.02.02	Related-Party Balances and Transactions	-13,148	25,505
6.01.02.03	Inventories	-9,373	-4,018
6.01.02.04	Recoverable Taxes	-11,109	-678,601
6.01.02.05	Other Assets	-17,477	4,763
6.01.02.06	Escrow Deposits	3,418	30,732
6.01.02.08	Trade Payables and Contractors	-223,755	-242,244
6.01.02.09	Labor Liabilities and Pension Plan Obligations	33,207	3,974
6.01.02.10	Pension Plan Obligations	-110,672	-100,547
6.01.02.11	Taxes and Contributions Payable	-64,599	665,664
6.01.02.12	Services Payable	-165,337	-85,480
6.01.02.13	Other Liabilities	-209,921	-24,973
6.01.02.14	Provisions	-136,721	-89,656
6.01.02.15	Deferred Cofins/Pasep	1,221	3,156
6.01.03	Other	-1,235,439	-986,682
6.01.03.01	Interest Paid	-574,784	-312,268
6.01.03.02	Income Tax and Social Contribution Paid	-660,655	-674,414
6.02	Net Cash from Investing Activities	-1,077,680	-746,901
6.02.01	Acquisition of Contract Asset and Intangible Assets	-1,494,633	-1,472,725
6.02.02	Acquisition of Property, Plant and Equipment	-22,800	-12,873
6.02.04	Restricted Cash	-3,125	7,792
6.02.07	Financial Investments	442,878	730,905

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2022 to 06/30/2022	01/01/2021 to 06/30/2021
6.03	Net Cash from Financing Activities	-760,550	-1,372,597
6.03.01	Funding	1,181,233	141,922
6.03.02	Amortization	-1,007,862	-915,804
6.03.03	Payment of Interest on Capital	-603,541	-254,218
6.03.04	Public-Private Partnership - PPP	-316,230	-288,603
6.03.05	Program Contract Commitments	-14,150	-55,894
6.05	Increase (Decrease) in Cash and Cash Equivalents	-74,360	-146,469
6.05.01	Opening Balance of Cash and Cash Equivalents	717,929	396,401
6.05.02	Closing Balance of Cash and Cash Equivalents	643,569	249,932

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 01/01/2022 to 06/30/2022

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	9,885,485	0	46,374	24,931,859
5.03	Restated Opening Balances	15,000,000	0	9,885,485	0	46,374	24,931,859
5.04	Capital Transactions with Partners	0	0	-55,630	0	0	-55,630
5.04.08	Additional Dividends Approved	0	0	-55,630	0	0	-55,630
5.05	Total Comprehensive Income	0	0	0	1,397,997	0	1,397,997
5.05.01	Net Income for the Period	0	0	0	1,397,997	0	1,397,997
5.07	Closing Balances	15,000,000	0	9,829,855	1,397,997	46,374	26,274,226

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 01/01/2021 to 06/30/2021

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	8,194,706	0	-401,002	22,793,704
5.03	Restated Opening Balances	15,000,000	0	8,194,706	0	-401,002	22,793,704
5.04	Capital Transactions with Partners	0	0	-26,376	0	0	-26,376
5.04.08	Additional Dividends Approved	0	0	-26,376	0	0	-26,376
5.05	Total Comprehensive Income	0	0	0	1,269,910	0	1,269,910
5.05.01	Net Income for the Period	0	0	0	1,269,910	0	1,269,910
5.07	Closing Balances	15,000,000	0	8,168,330	1,269,910	-401,002	24,037,238

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2022 to 06/30/2022	01/01/2021 to 06/30/2021
7.01	Revenue	10,388,334	9,627,425
7.01.01	Goods, Products and Services Sold	8,749,692	7,818,433
7.01.02	Other Revenue	26,342	27,935
7.01.03	Revenue from Construction of Own Assets	2,042,926	2,046,209
7.01.04	Allowance for/Reversal of Doubtful Accounts	-430,626	-265,152
7.02	Inputs Acquired from Third Parties	-4,598,509	-4,335,152
7.02.01	Costs of Goods, Products and Services Sold	-3,891,503	-3,742,958
7.02.02	Materials, Electricity, Outsourced Services, and Others	-688,051	-582,222
7.02.04	Other	-18,955	-9,972
7.03	Gross Value Added	5,789,825	5,292,273
7.04	Retentions	-1,187,911	-1,095,106
7.04.01	Depreciation, Amortization, and Depletion	-1,187,911	-1,095,106
7.05	Net Value Added Produced	4,601,914	4,197,167
7.06	Wealth Received in Transfer	461,580	227,242
7.06.01	Equity Pickup	11,506	12,215
7.06.02	Financial Income	450,074	215,027
7.07	Total Value Added to Distribute	5,063,494	4,424,409
7.08	Value Added Distribution	5,063,494	4,424,409
7.08.01	Personnel	1,281,549	1,167,600
7.08.01.01	Salaries and Wages	921,256	832,169
7.08.01.02	Benefits	286,789	272,709
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	73,504	62,722
7.08.02	Taxes and Contributions	1,678,239	1,543,193
7.08.02.01	Federal	1,564,208	1,425,880
7.08.02.02	State	81,906	85,725
7.08.02.03	Municipal	32,125	31,588
7.08.03	Value Distributed to Providers of Capital	705,709	443,706
7.08.03.01	Interest	693,345	432,564
7.08.03.02	Rentals	12,364	11,142
7.08.04	Value Distributed to Shareholders	1,397,997	1,269,910
7.08.04.03	Retained Earnings/Accumulated Losses for the Period	1,397,997	1,269,910

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

Highlights

The Company recorded a net income of R$ 422.4 million in 2Q22, compared to the R$ 773.1 million reported in 2Q21, a decrease of R$ 350.7 million (-45.4%).

Adjusted EBITDA totaled R$ 1,509.9 million, up by R$ 56.7 million over the R$ 1,453.2 million reported in 2Q21 (+3.9%).

Revenue from sanitation services

Increase of R$ 570.3 million, impacted by (i) tariff adjustments of 7.0% since May 2021 and 12.8% since May 2022; (ii) 1.8% increase in billed volume; and (iii) higher average tariff due to the increase in the billed volume in the commercial and public categories.

Costs, administrative & selling expenses (excluding construction costs)

Growth of R$ 530.0 million, mainly due to the (i) R$ 119.2 million increase in services; (ii) R$ 108.8 million increase in the allowance for doubtful accounts; (iii) R$ 97.7 million increase with salaries, payroll charges, benefits, and pension plan obligations; and (iv) R$ 60.2 million increase with treatment supplies.

Impacts from the exchange variation

Exchange variation expenses on borrowings and financing increased by R$ 507.1 million, due to the appreciation of the U.S. dollar and the depreciation of the Japanese Yen against the Brazilian real in 2Q22, compared to the depreciation reported in 2Q21 for both currencies, as shown in the table below:

	2Q22	2Q21
Foreign currency debt - R$ million	2,695.1	3,096.2
Foreign currency debt as a percentage of total debt	15.2%	18.8%
U.S. variation in the quarter	10.6%	(12.2%)
Yen variation in the quarter	(1.1%)	(12.6%)

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

1.	Result for the period

R$ million
			Var.				Var.
	2Q22	2Q21	R$	%	6M22	6M21	R$	%
Revenue from sanitation services	4,451.5	3,881.2	570.3	14.7	8,749.7	7,818.4	931.3	11.9
Construction revenue	1,154.7	1,022.9	131.8	12.9	2,042.9	2,046.2	(3.3)	(0.2)
COFINS and PASEP/TRCF taxes	(340.8)	(308.2)	(32.6)	10.6	(656.8)	(591.3)	(65.5)	11.1
(=) Net operating income	5,265.4	4,595.9	669.5	14.6	10,135.8	9,273.3	862.5	9.3
Costs and expenses	(3,230.1)	(2,700.1)	(530.0)	19.6	(6,107.0)	(5,290.9)	(816.1)	15.4
Construction costs	(1,129.5)	(999.9)	(129.6)	13.0	(1,997.0)	(2,000.2)	3.2	(0.2)
Equity pickup	5.9	4.2	1.7	40.5	11.5	12.2	(0.7)	(5.7)
Other operating income (expenses), net	2.4	(0.9)	3.3	(366.7)	4.9	9.8	(4.9)	(50.0)
(=) Earnings before financial result, income tax, and social contribution	914.1	899.2	14.9	1.7	2,048.2	2,004.2	44.0	2.2
Financial result	(324.4)	248.8	(573.2)	(230.4)	15.7	(105.6)	121.3	(114.9)
(=) Earnings before income tax and social contribution	589.7	1,148.0	(558.3)	(48.6)	2,063.9	1,898.6	165.3	8.7
Income tax and social contribution	(167.3)	(374.9)	207.6	(55.4)	(665.9)	(628.7)	(37.2)	5.9
(=) Net income	422.4	773.1	(350.7)	(45.4)	1,398.0	1,269.9	128.1	10.1
Earnings per share (R$)*	0.62	1.13			2.05	1.86

(*) Number of shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million
			Var.				Var.
	2Q22	2Q21	R$	%	6M22	6M21	R$	%
Net income	422.4	773.1	(350.7)	(45.4)	1,398.0	1,269.9	128.1	10.1
Income tax and social contribution	167.3	374.9	(207.6)	(55.4)	665.9	628.7	37.2	5.9
Financial result	324.4	(248.8)	573.2	(230.4)	(15.7)	105.6	(121.3)	(114.9)
Other operating income (expenses), net	(2.4)	0.9	(3.3)	(366.7)	(4.9)	(9.8)	4.9	(50.0)
(=) Adjusted EBIT*	911.7	900.1	11.6	1.3	2,043.3	1,994.4	48.9	2.5
Depreciation and amortization	598.2	553.1	45.1	8.2	1,187.9	1,095.0	92.9	8.5
(=) Adjusted EBITDA**	1,509.9	1,453.2	56.7	3.9	3,231.2	3,089.4	141.8	4.6
(%) Adjusted EBITDA margin	28.7	31.6			31.9	33.3

* Adjusted EBIT corresponds to income before: (i) other operating income (expenses), net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITDA corresponds to income before: (i) other operating income (expenses), net; (ii) financial result; (iii) income tax and social contribution; and (iv) depreciation and amortization expenses.

The net operating revenue, which considers construction revenue, totaled R$ 5,265.4 million in 2Q22, up by 14.6% over 2Q21.

Costs and expenses, which consider construction costs, totaled R$ 4,359.6 million, up by 17.8% over 2Q21.

Adjusted EBIT, of R$ 911.7 million, increased by 1.3% over the R$ 900.1 million recorded in 2Q21.

Adjusted EBITDA, of R$ 1,509.9 million, increased by 3.9% over the R$ 1,453.2 million recorded in 2Q21 (R$ 6,514.4 million in the last 12 months).

Adjusted EBITDA margin was 28.7% in 2Q22, compared to the 31.6% reported in 2Q21 (32.0% in the last 12 months).

Excluding the effects of revenue and construction costs, the adjusted EBITDA margin reached 36.1% in 2Q22, compared to 40.0% in 2Q21 (40.2% in the last 12 months).

The Company recorded a net income of R$ 422.4 million in 2Q21, compared to R$ 773.1 million in 2Q21.

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

2.	Revenue from sanitation services

The gross operating revenue from sanitation services, which excludes construction revenue, totaled R$ 4,451.5 million in 2Q22, an increase of R$ 570.3 million (+14.7%) over the R$ 3,881.2 million recorded in 2Q21.

The main factors that led to the increase were:

•     Average tariff adjustment of 7.0% since May 2021;

•     Average tariff adjustment of 12.8% since May 2022;

•     Higher average tariff due to the increase in the billed volume in the commercial and public categories; and

•     Increase of 1.8% in the total billed volume.

3.	Construction revenue

Construction revenue increased by R$ 131.8 million (+12.9%), due to higher investments made.

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

4.	Billed volume

The following tables show the water and sewage billed volume, on a quarter-over-quarter and year-over-year basis, per customer category and region.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY – million m3
	Water			Sewage			Water + Sewage
Category	2Q22	2Q21	Var. %	2Q22	2Q21	Var. %	2Q22	2Q21	Var. %
Residential	465.9	468.4	(0.5)	406.7	406.5	-	872.6	874.9	(0.3)
Commercial	46.7	40.0	16.8	44.8	38.0	17.9	91.5	78.0	17.3
Industrial	8.7	8.6	1.2	9.5	9.3	2.2	18.2	17.9	1.7
Public	11.7	8.3	41.0	10.1	7.4	36.5	21.8	15.7	38.9
Total retail	533.0	525.3	1.5	471.1	461.2	2.1	1,004.1	986.5	1.8
Wholesale (3)	12.1	12.5	(3.2)	4.1	3.7	10.8	16.2	16.2	-
Overall Total	545.1	537.8	1.4	475.2	464.9	2.2	1,020.3	1,002.7	1.8
	Water			Sewage			Water + Sewage
Category	1H22	1H21	Var. %	1H22	1H21	Var. %	1H22	1H21	Var. %
Residential	935.2	946.7	(1.2)	813.4	817.5	(0.5)	1,748.6	1,764.2	(0.9)
Commercial	91.1	81.5	11.8	87.7	77.0	13.9	178.8	158.5	12.8
Industrial	17.0	17.1	(0.6)	18.7	17.9	4.5	35.7	35.0	2.0
Public	21.3	17.2	23.8	18.7	15.1	23.8	40.0	32.3	23.8
Total retail	1,064.6	1,062.5	0.2	938.5	927.5	1.2	2,003.1	1,990.0	0.7
Wholesale (3)	24.2	25.7	(5.8)	9.9	7.6	30.3	34.1	33.3	2.4
Overall Total	1,088.8	1,088.2	0.1	948.4	935.1	1.4	2,037.2	2,023.3	0.7
WATER AND SEWAGE BILLED VOLUME(1) PER REGION – million m3
	Water			Sewage			Water + Sewage
Region	2Q22	2Q21	Var. %	2Q22	2Q21	Var. %	2Q22	2Q21	Var. %
Metropolitan	359.3	362.9	(1.0)	316.8	318.5	(0.5)	676.1	681.4	(0.8)
Regional (2)	173.7	162.4	7.0	154.3	142.7	8.1	328.0	305.1	7.5
Total retail	533.0	525.3	1.5	471.1	461.2	2.1	1,004.1	986.5	1.8
Wholesale (3)	12.1	12.5	(3.2)	4.1	3.7	10.8	16.2	16.2	-
Overall Total	545.1	537.8	1.4	475.2	464.9	2.2	1,020.3	1,002.7	1.8
	Water			Sewage			Water + Sewage
Region	1H22	1H21	Var. %	1H22	1H21	Var. %	1H22	1H21	Var. %
Metropolitan	713.7	722.4	(1.2)	627.9	629.8	(0.3)	1,341.6	1,352.2	(0.8)
Regional (2)	350.9	340.1	3.2	310.6	297.7	4.3	661.5	637.8	3.7
Total retail	1,064.6	1,062.5	0.2	938.5	927.5	1.2	2,003.1	1,990.0	0.7
Wholesale (3)	24.2	25.7	(5.8)	9.9	7.6	30.3	34.1	33.3	2.4
Overall Total	1,088.8	1,088.2	0.1	948.4	935.1	1.4	2,037.2	2,023.3	0.7

(1) Unaudited by external auditors

(2) Including coastal and interior regions

(3) Wholesale includes volumes of reuse water and non-domestic sewage

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

5.	Costs, administrative & selling expenses, and construction costs

Costs, administrative and selling expenses, and construction costs increased by R$ 659.6 million in 2Q22 (+17.8%). Excluding construction costs, the increase was R$ 530.0 million (+19.6%).

Costs, administrative and selling expenses, and construction costs as a percentage of net revenue were 82.8% in 2Q22, compared to 80.5% in 2Q21.

R$ million
			Var.				Var.
	2Q22	2Q21	R$	%	6M22	6M21	R$	%
Salaries, payroll charges and benefits, and Pension plan obligations	776.0	678.3	97.7	14.4	1,444.2	1,299.8	144.4	11.1
General supplies	109.5	78.0	31.5	40.4	181.4	146.3	35.1	24.0
Treatment supplies	142.5	82.3	60.2	73.1	289.8	181.3	108.5	59.8
Services	599.4	480.2	119.2	24.8	1,111.4	984.1	127.3	12.9
Electricity	376.1	340.7	35.4	10.4	788.0	699.6	88.4	12.6
General expenses	356.7	325.7	31.0	9.5	635.8	584.6	51.2	8.8
Tax expenses	18.8	17.7	1.1	6.2	37.9	35.0	2.9	8.3
Subtotal	2,379.0	2,002.9	376.1	18.8	4,488.5	3,930.7	557.8	14.2
Depreciation and amortization	598.2	553.1	45.1	8.2	1,187.9	1,095.0	92.9	8.5
Allowance for doubtful accounts	252.9	144.1	108.8	75.5	430.6	265.3	165.3	62.3
Subtotal	851.1	697.2	153.9	22.1	1,618.5	1,360.3	258.2	19.0
Costs, administrative & selling expenses	3,230.1	2,700.1	530.0	19.6	6,107.0	5,291.0	816.0	15.4
Construction costs	1,129.5	999.9	129.6	13.0	1,997.0	2,000.2	(3.2)	(0.2)
Costs, adm & selling expenses, and construction costs	4,359.6	3,700.0	659.6	17.8	8,104.0	7,291.2	812.8	11.1
% of net revenue	82.8	80.5			80.0	78.6

Salaries, payroll charges and benefits, and Pension plan obligations

Increase of R$ 97.7 million (+14.4%) in 2Q22, mainly due to the application of 1% referring to the Career and Salary Plan in February 2022, and an average salary adjustment of 12.9% in May 2022, partially offset by the 2.3% decline in the average number of employees.

General supplies

Increase of R$ 31.5 million (+ 40.4%), mainly the:

•     R$ 9.5 million for the maintenance of water and sewage systems, connections, and networks.

•     R$ 8.2 million with fuel and lubricants, due to higher prices and an increased volume of field works in 2Q22 because of the cooling down of the COVID-19 pandemic; and

•     R$ 3.2 million with conservation of buildings and facilities.

Treatment supplies

Increase of R$ 60.2 million (+73.1%), mainly due to higher product prices and higher use of algaecides, coagulants, and disinfectants in several Water Treatment Stations to maintain the quality of raw water.

Services

Service expenses totaled R$ 599.4 million, an increase of R$ 119.2 million (+24.8%) over the R$ 480.2 million recorded in 2Q21. The main increases were:

•     R$ 18.8 million for the maintenance of water and sewage systems;

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

•     R$ 18.4 million paid to technical services, especially computer technical support;

•     R$ 17.8 million with paving and replacing of sidewalks;

•     R$ 15.1 million with surveillance;

•     R$ 13.3 million with customer service channels; and

•     R$ 5.8 million with conservation of buildings and facilities.

Electricity

Electricity expenses totaled R$ 376.1 million in 2Q22, an increase of R$ 35.4 million (+10.4%) over the R$ 340.7 million recorded in 2Q21. Of the total, the Free Market Tariffs (ACL) accounted for 49.3% of total expenses in 2Q22 (51.0% in 2Q21) while the Regulated Market Tariffs (ACR) accounted for 50.7% (49.0% in 2Q21).

The main factors that contributed to this variation were:

•     Average increase of 6.6% in ACL prices (includes Grid Market Tariffs - TUSD), with a 3.7% decrease in consumption; and

•     Average increase of 28.8% in ACR tariffs, with a 20.0% decrease in consumption.

General expenses

Increase of R$ 31.0 million (+9.5%), totaling R$ 356.7 million in 2Q22, compared to the R$ 325.7 million recorded in 2Q21, mainly from the higher provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 23.7 million.

Expenses with municipal transfers totaled R$ 172.2 million in 2Q22, compared to the R$ 148.6 million reported in 2Q21 (+15.9%), mainly due to higher operating revenue reported in 2Q22.

Depreciation and amortization

The R$ 45.1 million increase (+8.2%) was due to the beginning of operations of intangible assets, totaling R$ 3.7 billion.

Allowance for doubtful accounts

Increase of R$ 108.8 million, from R$ 144.1 million in 2Q21 to R$ 252.9 million in 2Q22, due to higher provisioning arising from the increase in default in 2Q22.

6.	Financial result

				R$ million
			Var.
	2Q22	2Q21	R$	%
Financial expenses, net of revenue	(157.2)	(134.9)	(22.3)	16.5
Monetary and exchange variations, net	(167.2)	383.7	(550.9)	(143.6)
Financial Result	(324.4)	248.8	(573.2)	(230.4)

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

Financial expenses, net of revenue

				R$ million
			Var.
	2Q22	2Q21	R$	%
Financial expenses
Interest and charges on domestic borrowings and financing	(215.8)	(106.6)	(109.2)	102.4
Interest and charges on international borrowings and financing	(9.8)	(10.4)	0.6	(5.8)
Other financial expenses	(92.7)	(74.8)	(17.9)	23.9
Total financial expenses	(318.3)	(191.8)	(126.5)	66.0
Financial revenue	161.1	56.9	104.2	183.1
Financial expenses, net of revenue	(157.2)	(134.9)	(22.3)	16.5

The main impacts resulted from:

•     Increase of R$ 109.2 million in interest and charges on domestic borrowings and financing, mainly due to (i) higher interest on debentures, of R$ 63.8 million, mainly from the proceeds of the 28th, 29th, and 30th issues; and (ii) rise in the average DI rate (from 3.24% in 2Q21 to 12.38% in 2Q22), which impacted interest on several domestic borrowings;

•     Increase of R$ 17.9 million in other financial expenses, mostly due to higher recognition of interest on lawsuits in 2Q22; and

•     Increase of R$ 104.2 million in financial revenues, mainly on financial investments in 2Q22, as a result of the higher average DI rate.

Monetary and exchange variations, net

				R$ million
			Var.
	2Q22	2Q21	R$	%
Monetary and exchange variations on liabilities
Monetary variations on borrowings and financing	(91.3)	(43.0)	(48.3)	112.3
Exchange variations on borrowings and financing	(64.8)	442.3	(507.1)	(114.7)
Other monetary variations	(80.1)	(52.2)	(27.9)	53.4
Total monetary and exchange variations on liabilities	(236.2)	347.1	(583.3)	(168.0)
Monetary and exchange variations on assets	69.0	36.6	32.4	88.5
Monetary and exchange variations, net	(167.2)	383.7	(550.9)	(143.6)

The effect of net monetary and exchange variations was R$ 550.9 million in 2Q22, higher than in 2Q21, mainly from:

•     R$ 48.3 million increase in monetary variations on borrowings and financing, due to the rise in the IPCA consumer price index (from 1.68% in 2Q21 to 2.22% in 2Q22), and the 29th issue debenture;

•     R$ 507.1 million increase in exchange variations on borrowings and financing, due to the appreciation of the U.S. dollar and the depreciation of the Yen against the Real in 2Q22 (10.6% and -1.1%, respectively), when compared to the depreciation recorded in both currencies in 2Q21 (-12.2% and -12.6%, respectively);

•     R$ 27.9 million increase in other monetary variations, due to (i) higher monetary variation on lawsuits, of R$ 17.7 million; and (ii) higher monetary variation on asset leases (leases), of R$ 8.1 million, due to the rise of IPC in the quarter; and

•     Increase of R$ 32.4 million in monetary and exchange variation on assets, mainly due to higher adjustments on installment payment agreements and overdue invoices in 2Q22.

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

7.	Income tax and social contribution

The R$ 207.6 million decrease in 2Q22 was mainly due to:

•     Higher costs and expenses, of R$ 530.0 million;

•     Negative exchange variation, of R$ 507.1 million, from a revenue of R$ 442.3 million in 2Q21 to an expense of R$ 64.8 million in 2Q22; and

•     Higher net operating revenue, of R$ 669.5 million.

8.	Indicators

a)	Operating

Information (*)	2Q22	2Q21%
Water connections (1)	9,916	10,174	(2.5)
Sewage connections (1)	8,500	8,608	(1.3)
Population directly served - water (2)	27.8	27.6	0.7
Population directly served - sewage (2)	24.6	24.5	0.4
Number of employees	12,381	12,667	(2.3)

(1) Total connections, active and inactive, in thousand units at the end of the period. Excludes water connections in Mauá.

(2) In million inhabitants, at the end of the period. Does not include wholesale.

(*) Unaudited by external auditors

b)	Economic

Economic variables at the end of the quarter (*)	2Q22	2Q21
Amplified Consumer Price Index (1)	2.22	1.68
National Consumer Price Index (1)	2.12	1.95
Consumer Price Index (1)	2.33	1.67
Interbank Deposit Certificate (2)	12.38	3.24
U.S. dollar (3)	5.2380	5.0022
Yen (3)	0.03860	0.04505

(1) Accrued in the quarter (%)

(2) Average quarterly rate (%)

(3) Ptax sale rate on the last day

(*) Unaudited by external auditors

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Performance

9.	Borrowings and financing

On July 15 and 26, 2022, Sabesp raised R$ 466 million and R$ 760 million referring to the financing contracts executed with IDB Invest and International Finance Corporation - IFC, respectively.

The funds from IDB will be used for expansion works of the sanitation system in the Metropolitan Region of São Paulo to support Sabesp’s counterpart in the IDB financing for Stage IV of the Tietê Project. The total financing term is 14.5 years and it has a grace period of one year.

The funds from IFC will be used for works in the New Pinheiros River, a state program to expand sewage collection and treatment in the basin, aiming at the river’s clean-up by December 2022, as well as to improve water and sewage systems in coastal municipalities of the São Paulo State. The funds will also be used for the construction of a new water main in the São Lourenço System, in Greater São Paulo. Under the financing, Sabesp, in partnership with IFC, is carrying out the first blue loan transaction in Latin America, which consists of an innovative instrument by which the funds raised are certified and monitored to ensure the sustainable use of resources for economic growth, livelihood improvements, and preservation of the health of oceans and rivers. The total financing term is 10.5 years and it has a grace period of up to one year.

									R$ thousand
DEBT PROFILE
INSTITUTION	2022	2023	2024	2025	2026	2027	2028 onwards	TOTAL	% of total
Local currency
Debentures	59,586	739,210	1,073,347	1,203,403	1,092,291	1,709,755	2,108,794	7,986,386	45
Brazilian Federal Savings Bank	51,260	97,083	96,530	102,565	108,980	115,784	936,957	1,509,159	9
BNDES	105,137	203,541	196,851	176,661	166,842	154,365	282,845	1,286,242	7
IDB 2202	90,674	181,349	181,349	181,349	181,349	181,349	1,438,136	2,435,555	14
IDB INVEST	18,670	37,340	39,550	44,300	106,390	108,728	554,424	909,402	5
Lease (Concession Agreements, Program Contracts, and Contract Asset) (1)	34,693	46,969	13,308	8,360	3,786	619	-	107,735	1
Leases (others) (2)	40,854	43,405	46,111	35,905	31,352	34,406	146,642	378,675	2
Other	2,964	6,228	2,966	2,734	141	-	-	15,033	0
Interest and other charges	393,324	10,037	-	-	-	-	-	403,361	2
Total in local currency	797,162	1,365,162	1,650,012	1,755,277	1,691,131	2,305,006	5,467,798	15,031,548	85

Foreign currency
IDB	26,918	53,837	53,837	60,649	13,624	13,624	207,457	429,946	2
IBRD	15,923	31,845	31,845	31,845	31,845	31,845	204,531	379,679	2
JICA	82,813	165,625	165,625	165,625	165,625	165,625	920,379	1,831,317	10
IDB 1983AB	-	39,910	-	-	-	-	-	39,910	1
Interest and other charges	14,204		-	-	-	-	-	14,204	0
Total in foreign currency	139,858	291,217	251,307	258,119	211,094	211,094	1,332,367	2,695,056	15

TOTAL	937,020	1,656,379	1,901,319	2,013,396	1,902,225	2,516,100	6,800,165	17,726,604	100

(1)	Refers to work contracts signed as Assets Lease;
(2)	Obligations related to leasing agreements, mainly vehicle leases.

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Comments on the Company’s Performance

Covenants

The table below shows the most restrictive clauses in 2Q22:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00
(1)	“Other Onerous Debt” corresponds to the sum of pension plan obligations, healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

As of June 30, 2022, the Company had met the requirements of its borrowing and financing agreements.

10.	Investments

Investments totaled R$ 1,240.1 million in 2Q22, presented as additions in the notes to the quarterly information under Contract Asset, Intangible Assets, and Property, Plant and Equipment, of R$ 1,213.1 million, R$ 12.8 million, and R$ 14.2 million, respectively. Cash disbursed in 2Q22 referring to investments, including from previous periods, totaled R$ 857.2 million.

The table below shows investments broken down by water, sewage, and region:

R$ million
Investment – April to June/22	Water	Sewage	Total
Metropolitan Region	423.8	480.9	904.7
Regional Systems	164.2	171.2	335.4
Total	588.0	652.1	1,240.1

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Notes to the Interim Financial Information

1	Operations

Companhia de Saneamento Básico do Estado de São Paulo (SABESP or Company) is a mixed-capital company headquartered in the municipality São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State. The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State, as well as supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the São Paulo State, SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling, and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive, and innovative manner, with a focus on customers.

As of June 30, 2022, the Company operated water and sewage services in 375 municipalities of the São Paulo State, 342 of which have already signed contracts, according to Law 11,445/2007. Most of these municipalities’ operations are based on 30-year concession, program, and service contracts, except for the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista, and Tejupá, which have 40-year term contracts.

The table below shows a summary of the contractual situation of the municipalities served:

	June 30, 2022	December 31, 2021	June 30, 2021

Total municipalities that have already signed contracts	342	342	342
Balance – intangible and contract asset	43,250,729	42,260,091	40,935,847
Percentage of intangible and contract asset	93.87%	93.80%	93.82%
Revenue from sanitation services (excluding construction revenue)	8,316,280	15,490,808	7,439,706
Percentage of revenue from sanitation services (excluding construction revenue)	95.05%	95.01%	95.16%

Municipalities with expired contracts:	8	8	8
Balance – intangible and contract asset	216,347	214,329	216,167
Percentage of intangible and contract asset	0.47%	0.48%	0.50%
Revenue from sanitation services (excluding construction revenue)	21,975	41,194	19,556
Percentage of revenue from sanitation services (excluding construction revenue)	0.25%	0.25%	0.25%

Municipalities with concession agreements due by 2030:	25	25	25
Balance – intangible and contract asset	1,105,098	1,127,920	1,148,988
Percentage of intangible and contract asset	2.40%	2.50%	2.63%
Revenue from sanitation services (excluding construction revenue)	346,511	653,408	299,480
Percentage of revenue from sanitation services (excluding construction revenue)	3.96%	4.01%	3.83%

Municipality of São Paulo:
Percentage of intangible and contract asset	43.22%	43.11%	42.30%
Percentage of revenue from sanitation services (excluding construction revenue)	45.21%	44.45%	43.94%

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Notes to the Interim Financial Information

The Company's shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as Level III American Depositary Receipts (“ADRs”), under ticker SBS, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental, and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting votes on certain issues jointly with associates, indicating the shared control in the management of these investees, except for Saneaqua Mairinque, which, as of August 2020, no longer has a shared control.

Economic instability worsened by COVID-19

Regarding the effects of COVID-19, we emphasize the migration, in 2020, of the billed volume of the public, commercial, and industrial categories that have average tariffs higher than the tariff charged from the residential category, which slightly recovered in 2021 compared to 2020. Moreover, in the second quarter of 2022 compared to the same period in 2021, there has been a recovery in the volume of the commercial, industrial, and public categories, with the volume of the residential category remaining virtually flat.

Expenses with allowance for doubtful accounts are still rising over the same period in 2021, due to the higher delinquency in 2022.

New Legal Sanitation Framework

On July 15, 2020, Federal Law 14,026/2020, known as New Legal Framework for Basic Sanitation, was sanctioned. The new law expands competition in the sector by extinguishing program contracts, encourages the region-wise provision of services to promote economies of scale, and provides for strengthening the service regulation.

Additionally, the New Legal Framework imposes performance goals to reach 99% of the population served with drinking water and 90% with sewage collection and treatment by December 31, 2033, encouraging operators to increase efficiency. The new Law also granted the National Water Agency (ANA) with power to edit reference rules to regulate sanitation services, aiming to standardize the operation of the regulatory agencies and minimize regulatory uncertainties, thus creating a more stable and attractive environment for investments in the sector.

On May 31, 2021, Federal Decree 10,710 was published, regulating article 10-B of Law 11,445/2007, establishing the methodology for proving the economic and financial capacity of public providers of drinking water supply and sewage services, to make it possible the compliance with the universalization goals by 2033. Said Decree determines economic and financial evaluation metrics on service providers to prove their ability to make investments within the intended deadlines and several conditions for current contracts to be considered regular. Any adjustments to them should be made by March 31, 2022, in line with paragraph 1 of article 11-B of the New Legal Framework.

According to the aforementioned Decree, as of December 30, 2021, the Company presented a requirement to the São Paulo State Utility Services Regulatory Agency (ARESESP) containing documents that prove its capacity to maintain the provision of services in the operated area by meeting the goals of universal water and sewage collection and treatment by 2033, defined by the New Legal Framework, attested and certified by the independent auditors. As of March 28, 2022, ARSESP recognized the Company’s economic-financial capacity, under the applicable legislation.

In this new context, the Company understands that it is important to highlight that: i) it has 366 regular contracts that have already been adapted to the provisions of the New Legal Framework, which ensure 99.5% of revenue; ii) it has access to public capital and the private capital market, due to its sound reputation, favoring the maintenance and/or expansion of its operating base and compliance with the universalization of services within the deadline established by the new law; and iii) it has high governance level.

Management expects that the financial funds raised with the gradual recovery of the economic activities, improved water security from the works carried out, generation of operational cash, and credit lines available for investments, will be sufficient to meet the Company’s commitments and not compromise the necessary investments.

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Notes to the Interim Financial Information

Approvals

The quarterly information was approved by the Board of Directors on August 11, 2022.

2	Basis of preparation and presentation of the quarterly information

Presentation of the Quarterly Information

The quarterly information as of June 30, 2022, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of the Quarterly Information Form – ITR, and is fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Accordingly, this Quarterly Information takes into consideration the Official Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. Therefore, the quarterly information as of June 30, 2022, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2021, prepared under the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB, and the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC. Therefore, in this quarterly information, the notes below were either not presented or are not as detailed as and/or have the same references as those in the annual financial statements (according to numerical references):

i.	Summary of significant accounting policies (Note 3);
ii.	Changes in accounting practices and disclosures (Note 4);
iii.	Risk management – Financial instruments (Note 5.4);
iv.	Key accounting estimates and judgments (Note 6);
v.	Related-party balances and transactions (Note 11);
vi.	Investments (Note 12);
vii.	Intangible assets (Note 15);
viii.	Borrowings and financing (Note 17);
ix.	Deferred taxes and contributions (Note 19);
x.	Provisions (Note 20);
xi.	Pension plan obligations (Note 22);
xii.	Equity (Note 24);
xiii.	Insurance (Note 27);

All material information related to the quarterly information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The amounts disclosed in the Notes to the quarterly information are in thousands of Brazilian reais, unless otherwise stated.

3	Summary of significant accounting policies

The accounting policies used in the preparation of the quarterly information as of June 30, 2022, are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2021, disclosed in Note 3 of such financial statements.

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Notes to the Interim Financial Information

4	Risk management

4.1	Financial Risk Management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

The Company has not used derivative instruments in any of the reported periods.

(a)	Market risk

Exchange risk

Currency exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at more attractive interest rates in the U.S. dollar and Yen.

The management of currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

Part of the financial debt, totaling R$ 2,724,742 as of June 30, 2022 (R$ 3,321,489 as of December 31, 2021), is indexed to the U.S. dollar and Yen. The exposure to exchange risk is as follows:

	June 30, 2022		December 31, 2021
	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$

Borrowings and financing – US$	167,330	876,475	163,538	912,624
Borrowings and financing – Yen	47,514,591	1,834,063	49,324,813	2,390,774
Interest and charges from borrowings and financing – US$		3,684		4,121
Interest and charges from borrowings and financing – Yen		10,520		13,970
Total exposure		2,724,742		3,321,489
Borrowing cost – US$		(26,939)		(22,486)
Borrowing cost – Yen		(2,747)		(2,850)
Total foreign currency-denominated borrowings (Note 16)		2,695,056		3,296,153

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Notes to the Interim Financial Information

The 18% decrease in the balance of the foreign currency-denominated debt from June 30, 2022, compared to December 31, 2021, was mainly impacted by the depreciations of the US dollar and Yen against the Brazilian real. The table below shows the prices and exchange variations in the period:

	June 30, 2022	December 31, 2021	Var.
US$	R$ 5.2380	R$ 5.5805	-6.1%
Yen	R$ 0.03860	R$ 0.04847	-20.4%

The exchange variation in borrowings and financing fell by R$ 528,639 from January to June 2022 (R$ 302,873 from January to June 2021), which accounted for 88% of the reduction in borrowings and financing. See Note 16(ii). As of June 30, 2022, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts already mentioned above, against the US dollar and Yen with all other variables held constant, the effects on results before taxes on the six-month period ended June 30, 2022, would have been R$ 272,474 (R$ 311,656 for the six-month period ended June 30, 2021), lower or higher.

The probable scenario below presents the effect in the income statements for the next 12 months, considering the projected rates of the U.S. dollar and Yen.

The Company understands that the scenario presented is reasonable, given the instability of the Brazilian real against the U.S. dollar and the Yen.

Probable scenario
(*)
Net currency exposure as of June 30, 2022 in US$ - Liabilities	167,330

US$ rate as of June 30, 2022	5.2380
Exchange rate estimated according to the scenario	5.1103
Difference between the rates	0.1277

Effect on net financial result R$ - (gain)	21,368

Net currency exposure as of June 30, 2022, in ¥ - Liabilities	47,514,591

Yen rate as of June 30, 2022	0.03860
Exchange rate estimated according to the scenario	0.04138
Difference between the rates	(0.00278)

Effect on the net financial result R$ - (loss)	(132,091)

Total effect on the net financial result in R$ - (loss)	(110,723)

(*) For the probable scenario in U.S. dollars and Yen, the exchange rates estimated for June 30, 2023 were used, according to the projections of LCA Consultores and B3’s Benchmark Rate report, of June 30, 2022, respectively.

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Notes to the Interim Financial Information

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, to evaluate the possible need to replace its debt.

The table below provides the borrowings and financing subject to variable interest rates:

	June 30, 2022	December 31, 2021
CDI (i)	8,130,495	7,612,299
TR (ii)	1,645,559	1,638,079
IPCA (iii)	3,087,253	3,019,459
TJLP (iv)	1,356,817	1,478,740
SOFR (v)	876,479	912,626
Interest and charges	407,032	243,696
Total	15,503,635	14,904,899

(i)	CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate
(ii)	TR – Interest Benchmark Rate
(iii)	IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index
(iv)	TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index
(v)	SOFR - Secured Overnight Financing Rate

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing, and interest rates affecting indebtedness.

As of June 30, 2022, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the six-month period ended June 30, 2022 would have been R$ 155,036 (R$ 137,304 for the six-month period ended June 30, 2020), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)	Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures of customers, including accounts receivable, restricted cash, and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposure to credit risk as of June 30, 2022, is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, and accounts receivable from related parties on the reporting date of this quarterly information. See Notes 6, 7, 8, 9, and 10.

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's, and S&P), as follows:

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Notes to the Interim Financial Information

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil	AA(bra)	AAA.br	-
Banco Santander Brasil	-	AAA.br	brAAA
Brazilian Federal Savings Bank	AA(bra)	AAA.br	brAAA
Banco Bradesco	AAA(bra)	AAA.br	brAAA
Banco Itaú Unibanco	AAA(bra)	AAA.br	brAAA
Banco BV	-	AA.br	brAAA
Banco BTG Pactual	AA(bra)	AAA.br	brAAA

The rating assessment disclosed by Fitch for deposit transactions and financial investments in local currency (R$ - domestic rating) is as follows:

	June 30, 2022	December 31, 2021
Cash and cash equivalents and financial investments
AA(bra)	1,336,349	1,905,810
AAA(bra)	983,128	970,474
Others (*)	291,993	275,030
	2,611,470	3,151,314

(*) As of June 30, 2022, this category includes R$ 274,613 (R$ 262,465 as of December 31, 2021) referring to Banco BV, checking accounts, and financial investments, which are not rated by Fitch.

(c)	Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditure requirements.

The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity sufficient to provide margin as determined by the projections mentioned above.

The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of June 30, 2022.

	July to December 2022	2023	2024	2025	2026	2027 onwards	Total
June 30, 2022

Liabilities
Borrowings and financing	1,366,154	3,275,414	3,405,807	3,424,174	3,170,647	15,505,280	30,147,476
Trade payables and contractors	311,737	-	-	-	-	-	311,737
Services payable	581,437	-	-	-	-	-	581,437
Public-Private Partnership - PPP	231,299	463,008	432,934	388,483	388,483	4,058,952	5,963,159
Program Contract Commitments	63,685	38,116	1,172	1,172	1,172	13,493	118,810

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Notes to the Interim Financial Information

Cross default

The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive are shown in Note 16 (c).

(d)	Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared under CPC 40 (R1) To evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after June 30, 2022, or until the final settlement of each contract, whichever is shorter, considering a probable scenario.

The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering constant all other market indicators. At the time of settlement, the amounts may be different from those presented, due to the estimates used in the measurement.

June 30, 2022
Indicators	Exposure	Probable scenario

Assets
CDI	1,600,919	13.78%(**)
Financial income		220,607

Liabilities
CDI	(8,130,495)	13.78%(**)
Interest to be incurred		(1,120,382)

CDI net exposure	(6,529,576)	(899,775)

Liabilities
TR	(1,645,559)	0.02%(**)
Expenses to be incurred		(329)

IPCA	(3,087,253)	5.39%(*)
Expenses to be incurred		(166,403)

TJLP	(1,356,817)	5.84%(*)
Interest to be incurred		(79,238)

SOFR	(876,479)	3.25%(**)
Interest to be incurred		(28,486)

Total expenses to be incurred, net		(1,174,231)

(*) Source: LCA Consultores of June 30, 2022
(**) Source: B3 of June 30, 2022

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Notes to the Interim Financial Information

4.2	Capital management

The Company’s objectives when managing capital are to ensure its ability to increase investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce such costs.

Capital is monitored based on the leverage ratio, which corresponds to net debt divided by total capital (shareholders and creditor’s equity). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

	June 30, 2022	December 31, 2021

Total borrowings and financing (Note 16)	17,726,604	17,723,836
(-) Cash and cash equivalents (Note 6)	(643,569)	(717,929)
(-) Financial investments (Note 7)	(1,967,901)	(2,433,385)

Net debt	15,115,134	14,572,522
Total equity	26,274,226	24,931,859

Total (shareholders plus creditor’s equity)	41,389,360	39,504,381

Leverage ratio	37%	37%

4.3	Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

4.4	Financial instruments

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables balance, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), accounts payable to suppliers, borrowings and financing, services payable, balances payable deriving from the Public-Private Partnership (PPP), and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

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Notes to the Interim Financial Information

The estimated fair values of the financial instruments are as follows:

Financial Assets

	June 30, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	643,569	643,569	717,929	717,929
Financial investments	1,967,901	1,967,901	2,433,385	2,433,385
Restricted cash	31,592	31,592	28,467	28,467
Trade receivables	3,116,224	3,116,224	2,918,311	2,918,311
ANA	16,566	16,566	20,666	20,666
Other assets	251,771	251,771	226,242	226,242

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 854,635 as of June 30, 2022 (R$ 818,552 as of December 31, 2021), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 10. Part of this balance, totaling R$ 758,983 (R$ 741,910 as of December 31, 2021), refers to reimbursement of additional retirement and pension plan - G0, indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

Financial Liabilities

	June 30, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	17,726,604	17,931,447	17,723,836	17,947,954
Trade payables and contractors	311,737	311,737	236,763	236,763
Services payable	581,437	581,437	469,027	469,027
Program Contract Commitment	112,733	112,733	122,647	122,647
Public-Private Partnership - PPP	2,989,878	2,989,878	3,060,185	3,060,185

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the quarterly information as of June 30, 2022, are consistent with those adopted in the Annual Financial Statements for the fiscal year ended December 31, 2021.

Financial instruments referring to financial investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date of this quarterly information, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature, and maturity terms.

5	Key accounting estimates and judgments

The preparation of the quarterly information requires Management to disclose judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and present results that may differ from the actual ones.

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Notes to the Interim Financial Information

The Company makes estimates and assumptions concerning the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects of the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

The Company evaluated the main accounting policies that involve judgments, except for those that involve estimates, and concluded that none of them have a significant effect.

The areas that require a higher level of judgment and greater complexity, as well as assumptions and estimates that are significant for the quarterly information, are (i) allowance for doubtful accounts; (ii) intangible assets arising from concession agreements and program contracts; (iii) pension plan obligations; (iv) deferred income tax and social contribution; (v) provisions; and (vi) unbilled revenue.

6	Cash and cash equivalents

	June 30, 2022	December 31, 2021

Cash and banks	82,349	146,853
Cash equivalents	561,220	571,076
Total	643,569	717,929

Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing CDI interest rates), and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of June 30, 2022, the average yield of cash equivalents corresponded to 95.00% of CDI (96.00% as of December 31, 2021).

7	Financial investments

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	June 30, 2022	December 31, 2021
Banco BV	274,613	262,465
Banco Itaú Unibanco	383,058	366,906
Banco Bradesco	548,102	524,791
Banco BTG Pactual	382,868	367,361
Banco do Brasil	379,260	911,862
	1,967,901	2,433,385

As of June 30, 2022, the average yield of the financial investments corresponded to 102.90% of CDI (101.57% as of December 31, 2021).

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Notes to the Interim Financial Information

8	Restricted cash

	June 30, 2022	December 31, 2021

Agreement with the São Paulo Municipal Government (i)	22,626	21,464
Brazilian Federal Savings Bank – escrow deposits	2,451	740
Other	6,515	6,263
	31,592	28,467

(i)	Refers to the amount deducted from the transfer of 7.5% of the revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure, corresponding to eventual amounts unpaid by direct management bodies, foundations, and government agencies, as established in the agreement entered into with São Paulo Municipal Government.

9	Trade receivables

(a)	Statement of financial position details

	June 30, 2022	December 31, 2021
Private sector:
General (i) and special (ii) customers	2,222,276	2,042,023
Agreements (iii)	479,521	514,616

	2,701,797	2,556,639
Government entities:
Municipal	575,615	586,810
Federal	10,646	7,869
Agreements (iii)	355,026	278,844

	941,287	873,523
Wholesale customers – Municipal Governments: (iv)
Mogi das Cruzes	3,975	3,580
São Caetano do Sul	28,932	24,464

Total wholesale customers – Municipal Governments	32,907	28,044

Unbilled supply	714,878	740,193

Subtotal (b)	4,390,869	4,198,399
Allowance for doubtful accounts (c)	(1,274,645)	(1,280,088)

Total	3,116,224	2,918,311

Current	2,861,512	2,695,077
Noncurrent	254,712	223,234

Total	3,116,224	2,918,311

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Notes to the Interim Financial Information

(i)	General customers - residential and small and mid-sized companies;
(ii)	Special customers – large consumers, commercial industries, condominiums, and special billing customers (fixed demand agreements, industrial waste, wells, among others);
(iii)	Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements; and
(iv)	Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging final customers.

(b)	The aging of trade receivables is as follows:

	June 30, 2022	December 31, 2021

Current	2,053,566	1,896,535
Past-due:
Up to 30 days	579,839	502,164
From 31 to 60 days	216,554	267,723
From 61 to 90 days	146,177	182,977
From 91 to 120 days	131,900	155,018
From 121 to 180 days	227,397	258,718
From 181 to 360 days	74,203	95,751
Over 360 days	961,233	839,513

Total past-due	2,337,303	2,301,864

Total	4,390,869	4,198,399

(c)	Allowance for doubtful accounts

Changes in assets	January to June 2022	January to June 2021

Balance at the beginning of the period	1,280,088	1,157,619
Losses/(reversals)	23,397	130,074
Recoveries	(28,840)	(22,016)

Balance at the end of the period	1,274,645	1,265,677

Reconciliation of estimated/historical losses at the result	April to June 2022	January to June 2022	April to June 2021	January to June 2021

Write-offs	(229,371)	(434,440)	(94,115)	(156,500)
(Losses) with state entities – related parties	(223)	(1,629)	(146)	(594)
(Losses)/reversal with the private sector/government entities	(33,913)	(23,397)	(62,048)	(130,074)
Recoveries	10,575	28,840	12,208	22,016

Amount recorded as expense (Note 27)	(252,932)	(430,626)	(144,101)	(265,152)

The Company does not have customers individually representing 10% or more of its total revenues.

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Notes to the Interim Financial Information

10	Related-party balances and transactions

(a)	São Paulo State

(i)	Accounts receivable, interest on capital, revenue, and expenses

	June 30, 2022	December 31, 2021
Accounts receivable
Current:
Sanitation services	148,253	127,614
Estimated losses	(53,962)	(52,333)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow (payments)	18,157	11,930
- GESP Agreement – 2015	94,044	86,446

Total current	206,492	173,657

Noncurrent:
Agreement for the installment payment of sanitation services	1,361	1,361
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015	646,782	643,534

Total noncurrent	648,143	644,895

Total receivables	854,635	818,552

Assets:
Sanitation services	95,652	76,642
Reimbursement of additional retirement and pension benefits paid (G0)	758,983	741,910

Total	854,635	818,552

Liabilities:
Interest on capital payable	-	275,240

	April to June 2022	January to June 2022	April to June 2021	January to June 2021

Revenue from sanitation services	191,641	335,340	118,975	243,381
Payments from related parties	(148,103)	(279,404)	(108,113)	(220,336)

Payment received from reimbursement referring to Law 4,819/1958	(44,780)	(81,412)	(33,877)	(88,058)

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Notes to the Interim Financial Information

(ii)	Disputed amounts

As of June 30, 2022 and December 31, 2021, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,422,031 and R$ 1,375,137, respectively, for which allowances for doubtful accounts were created for the total amount.

(iii)	Actuarial Liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 Plan. As of June 30, 2022, and December 31, 2021, the amounts corresponding to the actuarial liability totaled R$ 2,189,242 and R$ 2,192,062, respectively. For detailed information on additional retirement and pension benefits, see Note 21.

(iv)	GESP Agreement – 2015

On March 18, 2015, the Company, the São Paulo State, and DAEE, through the Department of Sanitation and Water Resources, entered into an Agreement totaling R$ 1,012,310, R$ 696,283 of which referring to the principal of the Undisputed Amount mentioned in item (iii) and R$ 316,027 to the inflation adjustment of the principal until February 2015.

The principal will be paid in 180 installments, as follows:

•	The first 24 installments were settled upon the transfer of 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista (CTEEP), totaling R$ 87,174, based on the share closing price of March 17, 2015, which were sold on April 20, 2016; and

•	The amount of R$ 609, is being paid in 156 monthly installments, adjusted by the IPCA until the initial payment date, i.e. April 5, 2017. As of this date, the installments are being adjusted by IPCA plus a simple interest of 0.5% per month.

On July 22, 2022, the decision regarding the lawsuit that challenged the possibility of transferring the reservoirs was published in the State Official Gazette, preventing the transfer of the reservoirs to SABESP. Accordingly, as provided for in the agreement, the São Paulo State will pay to SABESP, in addition to the principal, the inflation adjustment credit of R$ 316,027 (restated until February 2015) in 60 installments, beginning after the principal installments are finished. The amount will be adjusted by IPCA until the initial date of the payments and, as of that date, IPCA plus simple interest of 0.5% per month will be levied on the amount of each installment.

The estimated impact to be recorded in the result for July 2022 is R$ 310,785 in financial revenue and R$ 105,667 in income tax and social contribution expenses.

As of June 30, 2022, the balance receivable was R$ 94,044 in current assets (R$ 86,446 as of December 31, 2021) and R$ 646,782 in noncurrent assets (R$ 644,895 as of December 31, 2021).

(b)	Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive the credit and obtain financial compensation for alleged past and future losses in electricity generation arising from water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance, and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Covenants to fully and completely settle the disputes and SABESP will continue using the reservoirs.

As of June 30, 2022, the balance of the agreement totaled R$ 8,730 and R$ 100,217 (R$ 7,956 and R$ 88,264 as of December 31, 2021), recorded in Other liabilities, under current and noncurrent liabilities, respectively.

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Notes to the Interim Financial Information

(c)	Agreements with reduced tariffs for government entities that join the Rational Water Use Program (PURA)

The Company has agreements with government entities related to the São Paulo State Government that benefit them with a 25% discount on water supply and sewage services tariffs when they are not in default. These agreements provide for the implementation of the rational water use program, which provides for water consumption reduction.

(d)	Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees. See Note 16.

(e)	Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged.

From April to June and from January to June 2022, expenses with employees assigned to other state entities totaled R$ 176 and R$ 341 (R$ 218 and R$ 375 from April to June and from January to June 2021), respectively.

No expenses with employees from other entities assigned to the Company were recorded from April to June 2022 and from January to June 2022 and in the same periods in 2021.

(f)	Non-operating assets

As of June 30, 2022 and December 31, 2021, the Company had an amount of R$ 3,613 related to land and lent structures.

(g)	SABESPREV

The Company sponsors a private defined benefit pension plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized until June 30, 2022, totaled R$ 116,081 (R$ 129,600 as of December 31, 2021). See Note 21.

(h)	Compensation of the Fiscal Council and Management Key Personnel

From April to June and from January to June 2022, expenses related to the compensation of the members of the Management and Fiscal Council totaled R$ 1,610 and R$ 3,207 (R$ 1,596 and R$ 3,190 from April to June and from January to June 2021), respectively.

From April to June and from January to June 2022, additional amounts of R$ 380 and R$ 740 (R$ 360 and R$ 720 from April to June and from January to June 2021), respectively, from the management bonus program were recorded.

(i)	Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), in which it does not hold the majority interest but has cast vote and power of veto in some matters but cannot use such power of veto in a way to affect the returns of its investments. Therefore, these SPEs are considered for accounting purposes as joint arrangements.

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Notes to the Interim Financial Information

Aquapolo Ambiental

The Company entered into a loan agreement through a credit facility with SPE Aquapolo Ambiental S/A to finance the operations of that company, until the borrowings and financing requested with financial institutions are granted.

As of June 30, 2022, the balance of principal and interest of this agreement totaled R$ 2,368 and R$ 11,688, recorded in “Other assets” under current and noncurrent assets, respectively (R$ 11,884 and R$ 11,021, respectively, as of December 31, 2021), at CDI + 1.2% p.a.

The loan originally matured on April 30, 2015, but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which mature on December 30, 2021, and the last on December 30, 2023.

Águas de Andradina

The Company entered into a loan agreement through a credit facility with SPE Águas de Andradina S/A to finance the operations of that company.

As of June 30, 2022, the balance of principal and interest of this agreement totaled R$ 106 and R$ 1,009, which was recorded in “Other assets” under current and noncurrent assets (R$ 34 and R$ 1,009, as of December 31, 2021), respectively, at CDI + 3% p.a.

This agreement was executed on August 17, 2021. The amount of principal, adjustment, accrued interest, and any other taxes must be paid in full until August 31, 2025.

(j)	FEHIDRO

The Company has financing agreements under the State Fund for Water Resources (FEHIDRO). These funds will be aimed at the execution of works and sewage services. As of June 30, 2022, the balance of these financings totaled R$ 6.9 million (R$ 4.7 million as of December 31, 2021).

11	Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management matters, however, it cannot use such power of veto in a way to affect the returns over the investments, implying a mutually shared control (joint venture – CPC 19 (R2)).

The Company holds equity interest valued by the equity accounting in the following investees:

	Equity		Dividends	Profit (loss) for the period
	June 30, 2022	December 31, 2021	January to June 2022	January to June 2022	January to June 2021

Sesamm	53,931	58,421	(10,354)	5,864	3,203
Águas de Andradina	30,090	29,591	-	499	870
Águas de Castilho	9,973	9,384	-	589	677
Attend Ambiental	27,198	23,493	(500)	4,205	10,274
Aquapolo Ambiental	72,950	58,172	-	14,778	12,338
Paulista Geradora de Energia	5,893	6,153	-	(260)	(282)

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Notes to the Interim Financial Information

	Investments		Dividends	Equity accounting		Interest percentage
	June 30, 2022	December 31, 2021	January to June 2022	January to June 2022	January to June 2021	June 30, 2022	December 31, 2021

Sesamm	19,416	21,032	(3,727)	2,111	1,153	36%	36%
Águas de Andradina	9,027	8,877	-	150	261	30%	30%
Águas de Castilho	2,992	2,815	-	177	203	30%	30%
Attend Ambiental	12,239	10,572	(225)	1,892	4,623	45%	45%
Aquapolo Ambiental	35,745	28,504	-	7,241	6,045	49%	49%
Paulista Geradora de Energia	1,473	1,538	-	(65)	(70)	25%	25%
Total	80,892	73,338	(3,952)	11,506	12,215
Other investments	6,099	6,099
Overall total	86,991	79,437

12	Investment Properties

	December 31, 2021	Depreciation	June 30, 2022

Investment properties	46,126	(24)	46,102

	December 31, 2020	Depreciation	June 30, 2021

Investment properties	46,274	(24)	46,250

June of June 30, 2022 and December 31, 2021, the market value of these properties was approximately R$ 386,000.

13	Contract asset

	December 31, 2021	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	June 30, 2022 (iii)

Total contract asset	8,550,102	2,171,183	406	(1,714,055)	9,007,636

	December 31, 2020	Additions	Transfers	Transfers of works to intangible assets	June 30, 2021

Total contract asset	7,969,164	2,225,121	1,039	(2,151,459)	8,043,865

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Notes to the Interim Financial Information

(i)	The largest additions of the period are located in the municipalities of São Paulo, Praia Grande, and Santo André, totaling R$ 979 million, R$ 71 million, and R$ 62 million, respectively.
(ii)	The largest transfers of the period are located in the municipalities of São Paulo, Praia Grande, and Suzano, in the amounts of R$ 667 million, R$ 543 million, and R$ 65 million, respectively.
(iii)	The largest works are located in the municipalities of São Paulo, São Bernardo do Campo, and Franca, in the amounts of R$ 3,514 million, R$ 439 million, and R$ 317 million, respectively.

As of June 30, 2022, the contract asset included R$ 276,893, recorded as a lease (R$ 276,893 as of December 31, 2021). Leases are part of construction costs and, since June 2020, additional works are being executed by the Company.

(a)	Capitalization of interest and other finance charges

The Company capitalizes interest, and monetary and exchange variation in the contract asset during the construction period. From January to June 2022, the Company capitalized R$ 279,922 (R$ 121,996 from January to June 2021).

(b)	Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its employees or contracting third parties and is significantly exposed to its risks and benefits. Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin.

Constructions related to the concessions are usually performed by third parties. In such a case, the margin is lower to cover administration costs and the assumption of responsibility for primary risks. As of June 30, 2022 and 2021, the margin was 2.3%.

From April to June and from January to June 2022, the construction margins were R$ 25,245 and R$ 45,930 (R$ 22,998 and R$ 46,005 from April to June and from January to June 2021), respectively.

(c)	Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-party properties, whose owners will be compensated either amicably or through court.

The costs of such expropriations are recorded in the contract asset during the execution of the works. From April to June and from January to June 2022, expropriations totaled R$ 17,159 and R$ 47,022 (R$ 40,618 and R$ 50,292 from April to June and from January to June 2021), respectively.

14	Intangible assets

(a)	Statement of financial position details

	June 30, 2022			December 31, 2021
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible assets arising from:
Concession agreements – equity value	700,176	(214,779)	485,397	696,728	(205,671)	491,057
Concession agreements – economic value	1,515,897	(871,095)	644,802	1,497,968	(816,527)	681,441
Program contracts	25,752,819	(8,098,444)	17,654,375	24,804,170	(7,652,149)	17,152,021
Program contracts – commitments	1,709,757	(418,282)	1,291,475	1,709,757	(391,800)	1,317,957
Service contracts – São Paulo	23,514,575	(7,196,116)	16,318,459	22,834,803	(6,676,032)	16,158,771
Software license of use	1,179,440	(591,458)	587,982	1,133,833	(535,099)	598,734
Right of use – Other assets	187,139	(102,490)	84,649	173,715	(69,862)	103,853
Total	54,559,803	(17,492,664)	37,067,139	52,850,974	(16,347,140)	36,503,834

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Notes to the Interim Financial Information

(b)	Changes

	December 31, 2021	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	June 30, 2022
Intangible assets arising from:
Concession agreements - equity value (*)	491,057	-	4,423	(681)	(59)	(9,343)	485,397
Concession agreements – economic value	681,441	1	17,289	238	(7)	(54,160)	644,802
Program contracts (*)	17,152,021	10,187	960,962	1,766	(1,508)	(469,053)	17,654,375
Program contracts – commitments	1,317,957	-	-	-	-	(26,482)	1,291,475
Service contracts – São Paulo	16,158,771	208	685,775	1,674	(4,197)	(523,772)	16,318,459
Software license of use	598,734	-	45,606	-	-	(56,358)	587,982
Right of use – Other assets	103,853	16,550	-	-	(54)	(35,700)	84,649
Total	36,503,834	26,946	1,714,055	2,997	(5,825)	(1,174,868)	37,067,139

(*) As of June 30, 2022, Concession agreements – equity value, and Program contracts included leases in the amounts of R$ 59,684 and R$ 174,444 (R$ 65,012 and R$ 180,669 as of December 31, 2021), respectively.

	December 31, 2020	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	June 30, 2021
Intangible assets arising from:
Concession agreements - equity value (*)	483,775	-	10,994	62	(136)	(8,662)	486,033
Concession agreements – economic value	734,665	-	16,807	74	(239)	(51,009)	700,298
Program contracts (*)	16,360,307	8,881	629,440	433	(1,363)	(426,359)	16,571,339
Program contracts – commitments	1,370,923	-	-	-	-	(26,483)	1,344,440
Service contracts – São Paulo	14,872,604	7,157	1,435,242	-	(2,611)	(483,115)	15,829,277
Software license of use	540,625	-	58,976	-	-	(47,513)	552,088
Right of use – Other assets	42,676	103,521	-	-	(462)	(40,044)	105,691
Total	34,405,575	119,559	2,151,459	569	(4,811)	(1,083,185)	35,589,166

(*) As of June 30, 2021, Concession agreements – equity value, and Program contracts included leases in the amounts of R$ 71,056 and R$ 186,894 (R$ 76,454 and R$ 193,107 as of December 31, 2020), respectively.

(c)	Intangible assets arising from concession agreements

As of June 30, 2022, the amounts not yet disbursed were recorded in “Program contract commitments” under current and noncurrent liabilities, totaling R$ 99,973 and R$ 12,760 (R$ 77,652 and R$ 44,995 as of December 31, 2021), respectively.

(d)	Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective guarantees are supported by agreements executed according to Law 11,079/2004.

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Notes to the Interim Financial Information

The amounts recorded in intangible assets, net of amortization, are as follows:

	June 30, 2022	December 31, 2021

Alto Tietê	260,135	269,062
São Lourenço	2,810,849	2,895,798
Total	3,070,984	3,164,860

The obligations assumed by the Company are as follows:

	June 30, 2022			December 31, 2021
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	67,472	80,200	147,672	69,442	102,873	172,315
São Lourenço	98,125	2,744,081	2,842,206	73,315	2,814,555	2,887,870
Total	165,597	2,824,281	2,989,878	142,757	2,917,428	3,060,185

(e)	Amortization of Intangible Assets

The average amortization rate totaled 4.8% and 4.7% as of June 30, 2022 and 2021, respectively.

(f)	Right of use

Nature	June 30, 2022	December 31, 2021

Leases - Contract asset	276,893	276,893

Leases - Concession and Program Contract
Cost	405,435	405,446
Accumulated amortization	(171,307)	(159,765)
(=) Net	234,128	245,681

Other assets
Vehicles	153,310	142,003
Properties	11,148	6,570
Equipment	7,914	9,841
Other assets	14,767	15,301
Accumulated amortization	(102,490)	(69,862)
(=) Net	84,649	103,853

Right of use	595,670	626,427

The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 16.

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Notes to the Interim Financial Information

The table below shows the impact on the Company’s results:

Impact on the result
	June 30, 2022	June 30, 2021

Right of use amortization	(47,242)	(51,675)
Financial result – interest expense and inflation adjustment	(35,664)	(34,070)
Expenses of short-term leases with low value	(12,200)	(10,871)
Reduction of profit for the period	(95,106)	(96,616)

(g)	Performance Agreements

As of June 30, 2022, the accounting balances of these agreements recorded in contract asset and intangible assets were R$ 171,062 and R$ 1,661,763 (R$ 737,657 and R$ 871,488 as of December 31, 2021), respectively.

15	Property, plant and equipment

(a)	Statement of financial position details

	June 30, 2022				December 31, 2021
	Cost	Accumulated depreciation	Net	Annual average depreciation rate	Cost	Accumulated depreciation	Net	Annual average depreciation rate
Land	94,213	-	94,213	-	94,213	-	94,213	-
Buildings	87,366	(41,756)	45,610	2.1%	86,703	(41,205)	45,498	2.1%
Equipment	402,818	(287,811)	115,007	14.9%	397,782	(282,628)	115,154	15.1%
Transportation equipment	10,350	(8,248)	2,102	9.9%	10,434	(7,962)	2,472	9.9%
Furniture and fixtures	36,462	(14,757)	21,705	6.7%	36,561	(14,482)	22,079	6.7%
Other	18,862	(271)	18,591	5.0%	11,982	(241)	11,741	5.0%
Total	650,071	(352,843)	297,228	10.9%	637,675	(346,518)	291,157	11.1%

(b)	Changes

	December 31, 2021	Additions	Transfers	Write-offs and disposals	Depreciation	June 30, 2022
Land	94,213	-	-	-	-	94,213
Buildings	45,498	829	(92)	(45)	(580)	45,610
Equipment	115,154	14,054	(2,601)	(208)	(11,392)	115,007
Transportation equipment	2,472	-	(81)	-	(289)	2,102
Furniture and fixtures	22,079	1,118	(724)	(54)	(714)	21,705
Other	11,741	6,799	95	-	(44)	18,591
Total	291,157	22,800	(3,403)	(307)	(13,019)	297,228

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

	December 31, 2020	Additions	Transfers	Write-offs and disposals	Depreciation	June 30, 2021
Land	94,213	-	-	-	-	94,213
Buildings	45,347	707	(20)	-	(514)	45,520
Equipment	101,016	11,172	(1,761)	(110)	(10,381)	99,936
Transportation equipment	2,969	(80)	-	-	(335)	2,554
Furniture and fixtures	17,419	635	54	(40)	(637)	17,431
Other	7,287	439	119	-	(30)	7,815
Total	268,251	12,873	(1,608)	(150)	(11,897)	267,469

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

16	Borrowings and financing

Borrowings and financing outstanding balance	June 30, 2022			December 31, 2021
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
12th issue debentures	45,450	90,355	135,805	45,450	113,049	158,499
14th issue debentures	-	-	-	25,388	-	25,388
17th issue debentures	144,035	-	144,035	102,252	101,982	204,234
18th issue debentures	49,724	82,318	132,042	48,479	92,677	141,156
21st issue debentures	-	-	-	174,849	-	174,849
22nd issue debentures	200,000	325,009	525,009	200,000	508,530	708,530
23rd issue debentures	-	864,851	864,851	-	864,776	864,776
24th issue debentures	-	486,417	486,417	-	461,350	461,350
26th issue debentures	-	1,233,402	1,233,402	-	1,168,317	1,168,317
27th issue debentures	-	997,677	997,677	-	997,433	997,433
28th issue debentures	-	1,197,577	1,197,577	-	1,197,395	1,197,395
29th issue debentures	-	1,271,524	1,271,524	-	1,230,602	1,230,602
30th issue debentures	-	998,047	998,047	-	-	-
Brazilian Federal Savings Bank	102,230	1,406,929	1,509,159	98,784	1,380,170	1,478,954
Brazilian Development Bank - BNDES PAC	13,401	-	13,401	13,394	6,665	20,059
Brazilian Development Bank - BNDES PAC II 9751	7,176	26,796	33,972	7,161	30,308	37,469
Brazilian Development Bank - BNDES PAC II 9752	4,862	18,231	23,093	4,851	20,619	25,470
Brazilian Development Bank - BNDES ONDA LIMPA	26,807	46,828	73,635	26,751	60,089	86,840
Brazilian Development Bank – BNDES TIETÊ III	117,840	559,638	677,478	117,593	617,251	734,844
Brazilian Development Bank - BNDES 2015	33,629	404,818	438,447	33,558	420,685	454,243
Brazilian Development Bank - BNDES 2014	6,537	19,679	26,216	6,524	22,874	29,398
Inter-American Development Bank – IDB 2202	181,349	2,254,206	2,435,555	181,349	2,344,403	2,525,752
Inter-American Development Bank – IDB INVEST	37,340	872,062	909,402	34,800	890,400	925,200
Leases (Concession Agreements, Program Contracts, and Contract Asset)	40,854	337,821	378,675	36,640	360,671	397,311
Leases (others)	63,272	44,463	107,735	69,306	56,663	125,969
Other	6,117	8,916	15,033	4,790	9,274	14,064
Interest and other charges	403,361	-	403,361	239,581	-	239,581
Total in local currency	1,483,984	13,547,564	15,031,548	1,471,500	12,956,183	14,427,683

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

Borrowings and financing outstanding balance	June 30, 2022			December 31, 2021
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$ 35,973 thousand (US$ 41,112 thousand in December 2021)	53,837	134,592	188,429	57,357	172,071	229,428
Inter-American Development Bank - IDB 4623 – US$ 49,420 thousand (US$ 30,329 thousand in December 2021)	-	241,517	241,517	-	155,192	155,192
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 74,245 thousand (US$ 76,712 thousand in December 2021)	31,845	347,834	379,679	33,927	386,328	420,255
JICA 15 – ¥ 8,643,225 thousand (¥ 9,219,440 thousand in December 2021)	44,484	289,145	333,629	55,858	391,008	446,866
JICA 18 – ¥ 7,771,200 thousand (¥ 8,289,280 thousand in December 2021)	39,996	259,822	299,818	50,223	351,398	401,621
JICA 17 – ¥ 3,897,396 thousand (¥ 3,706,564 thousand in December 2021)	11,144	138,405	149,549	12,833	165,900	178,733
JICA 19 – ¥ 27,202,770 thousand (¥ 28,109,529 thousand in December 2021)	70,002	978,319	1,048,321	87,901	1,272,803	1,360,704
IDB 1983AB – US$ 7,692 thousand (US$ 15,385 thousand in December 2021)	39,910	-	39,910	42,927	42,336	85,263
Interest and other charges	14,204	-	14,204	18,091	-	18,091
Total in foreign currency	305,422	2,389,634	2,695,056	359,117	2,937,036	3,296,153

Total borrowings and financing	1,789,406	15,937,198	17,726,604	1,830,617	15,893,219	17,723,836

Exchange rates as of June 30, 2022: US$ 5.2380; ¥ 0.03860 (as of December 31, 2021: US$ 5.5805; ¥ 0.04847).

As of June 30, 2022, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP + 1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1), 4.5% (series 2), and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
21st issue debentures	Own funds	2022	CDI + 0.60% (series 1) and CDI+ 0.90% (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1), CDI+ 0.90% (series 2), and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.49% (series 1) and CDI+ 0.63% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI + 1.60% (series 1), CDI+ 1.80% (series 2), and 2.25% (series 3)
28th issue debentures	Own funds	2028	CDI + 1.20% (series 1) and CDI + 1.44% (series 2) and CDI + 1.60% (series 3)
29th issue debentures	Own funds	2036	CDI + 1.29% (series 1), 5.3058% (series 2), and 5.4478% (series 3)	IPCA (series 2 and 3)
30th issue debentures	Own funds	2029	CDI + 1.30% (series 1) and CDI+ 1.58% (series 2)
Brazilian Federal Savings Bank	Own funds	2022/2042	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP + 1.82%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank – BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI + 0.86%
Inter-American Development Bank – IDB INVEST	Own funds	2034	CDI+ 1.90% and CDI 2.70%
Leases (Concession Agreements, Program Contracts, and Contract Asset)		2035	7.73% to 10.12%	IPC
Leases (others)		2027	5.20% to 15.39%
Other	Own funds	2025	3% (FEHIDRO) TJLP + 1.5% (FINEP)

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange variation

Inter-American Development Bank - IDB 1212 – US$ 35,973 thousand	Government	2025	3.31% (*)	US$
Inter-American Development Bank - IDB 4623 – US$ 49,420 thousand	Government	2044	1.12% (*)	US$
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 74,245 thousand	Government	2034	2.85% (*)	US$
JICA 15 – ¥ 8,643,225 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 7,771,200 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 3,897,396 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 27,202,770 thousand	Government	2037	1.7% and 0.01%	Yen
IDB 1983AB – US$ 7,692 thousand	-	2023	2.08% to 2.38% (*)	US$

(*) Rates comprising SOFR + contractually defined spread.

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

(i)       Payment schedule – accounting balances as of June 30, 2022

	2022	2023	2024	2025	2026	2027	2028 to 2044	TOTAL
LOCAL CURRENCY
Debentures	59,586	739,210	1,073,347	1,203,403	1,092,291	1,709,755	2,108,794	7,986,386
Brazilian Federal Savings Bank	51,260	97,083	96,530	102,565	108,980	115,784	936,957	1,509,159
BNDES	105,137	203,541	196,851	176,661	166,842	154,365	282,845	1,286,242
IDB 2202	90,674	181,349	181,349	181,349	181,349	181,349	1,438,136	2,435,555
IDB INVEST	18,670	37,340	39,550	44,300	106,390	108,728	554,424	909,402
Leases (Concession Agreements, Program Contracts, and Contract Asset)	40,854	43,405	46,111	35,905	31,352	34,406	146,642	378,675
Leases (others)	34,693	46,969	13,308	8,360	3,786	619	-	107,735
Other	2,964	6,228	2,966	2,734	141	-	-	15,033
Interest and other charges	393,324	10,037	-	-	-	-	-	403,361
TOTAL IN LOCAL CURRENCY	797,162	1,365,162	1,650,012	1,755,277	1,691,131	2,305,006	5,467,798	15,031,548
FOREIGN CURRENCY
IDB	26,918	53,837	53,837	60,649	13,624	13,624	207,457	429,946
IBRD	15,923	31,845	31,845	31,845	31,845	31,845	204,531	379,679
JICA	82,813	165,625	165,625	165,625	165,625	165,625	920,379	1,831,317
IDB 1983AB	-	39,910	-	-	-	-	-	39,910
Interest and other charges	14,204	-	-	-	-	-	-	14,204
TOTAL IN FOREIGN CURRENCY	139,858	291,217	251,307	258,119	211,094	211,094	1,332,367	2,695,056
Total	937,020	1,656,379	1,901,319	2,013,396	1,902,225	2,516,100	6,800,165	17,726,604

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

(ii)       Changes

	December 31, 2021	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	June 30, 2022

LOCAL CURRENCY
Debentures	7,467,968	-	1,000,000	(3,260)	155,490	-	(251,420)	(503,957)	239,385	124,882	5,578	8,234,666
Brazilian Federal Savings Bank	1,483,113	-	71,596	-	5,011	2,770	(58,108)	(49,170)	36,194	21,999	-	1,513,405
BNDES	1,392,844	-	-	-	1,535	1,238	(51,301)	(104,982)	26,414	24,431	129	1,290,308
IDB 2202	2,589,442	-	-	-	-	-	(108,419)	(90,674)	43,471	101,549	478	2,535,847
IDB INVEST	956,942	-	-	-	-	-	(44,803)	(16,130)	59,502	-	333	955,844
Leases (Concession Agreements, Program Contracts, and Contract Asset)	397,311	-	-	-	-	-	(27,292)	(18,636)	27,292	-	-	378,675
Leases (others)	125,969	16,550	-	-	-	-	(8,372)	(43,157)	16,745	-	-	107,735
Other	14,094	-	3,654	-	18	-	(403)	(2,702)	376	31	-	15,068
TOTAL IN LOCAL CURRENCY	14,427,683	16,550	1,075,250	(3,260)	162,054	4,008	(550,118)	(829,408)	449,379	272,892	6,518	15,031,548

FOREIGN CURRENCY
IDB	387,837	-	95,847	(3,444)	(18,922)	-	(4,398)	(28,316)	4,165	-	161	432,930
IBRD	420,881	-	2,841	(1,547)	(26,884)	61	(944)	(15,215)	886	2	167	380,248
JICA	2,401,887	-	15,546	-	(477,964)	516	(18,272)	(94,808)	12,673	2,149	103	1,841,830
IDB 1983AB	85,548	-	-	-	(5,446)	-	(1052)	(40,115)	610	294	209	40,048
TOTAL IN FOREIGN CURRENCY	3,296,153	-	114,234	(4,991)	(529,216)	577	(24,666)	(178,454)	18,334	2,445	640	2,695,056
Total	17,723,836	16,550	1,189,484	(8,251)	(367,162)	4,585	(574,784)	(1,007,862)	467,713	275,337	7,158	17,726,604

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

	December 31, 2020	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	June 30, 2021

LOCAL CURRENCY
Debentures	6,756,504	-	-	(867)	95,382	-	(89,796)	(437,780)	123,693	33,361	8,136	6,488,633
Brazilian Federal Savings Bank	1,418,832	-	84,254	-	-	-	(55,955)	(45,904)	36,008	20,074	-	1,457,309
BNDES	1,370,902	-	7,136	-	-	-	(41,793)	(88,956)	7,902	33,473	128	1,288,792
IDB 2202	2,730,195	-	-	-	-	-	(40,708)	(90,674)	19,368	29,920	478	2,648,579
IDB INVEST	944,513	-	-	-	-	-	(7,758)	-	24,044	-	332	961,131
Leases (Concession Agreements, Program Contracts, and Contract Asset)	428,743	-	-	-	-	-	(40,201)	(14,290)	40,201	-	-	414,453
Leases (others)	45,876	103,521	-	-	-	-	(2,790)	(40,044)	13,529	-	-	120,092
Other	15,197	-	-	-	-	-	(352)	(1,760)	324	12	-	13,421
TOTAL IN LOCAL CURRENCY	13,710,762	103,521	91,390	(867)	95,382	-	(279,353)	(719,408)	265,069	116,840	9,074	13,392,410

FOREIGN CURRENCY
IDB	317,302	-	47,593	(3,796)	(13,984)	-	(4,473)	(27,111)	3,765	-	85	319,381
IBRD	426,860	-	-	(1,733)	(14,239)	-	(1,375)	(17,070)	675	-	105	393,223
JICA	2,684,321	-	9,335	-	(274,159)	1,870	(25,450)	(111,609)	19,797	3,001	97	2,307,203
IDB 1983AB	119,379	-	-	-	(2,361)	-	(1,617)	(40,606)	1,123	285	208	76,411
TOTAL IN FOREIGN CURRENCY	3,547,862	-	56,928	(5,529)	(304,743)	1,870	(32,915)	(196,396)	25,360	3,286	495	3,096,218
Total	17,258,624	103,521	148,318	(6,396)	(209,361)	1,870	(312,268)	(915,804)	290,429	120,126	9,569	16,488,628

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

(a)	Main events in the six-month period ended June 30, 2022

Debentures

As of March 18, 2022, the Company raised R$ 1.0 billion from the 30th issue of simple, unsecured debentures, not convertible into shares, in two series, under CVM Instruction 476. The proceeds from the Issue were used to refinance financial commitments maturing in 2022 and to recompose and reinforce the Company’s cash position.

The 30th issue debentures was as follows:

	Value	Maturity	Remuneration
Series 1	R$ 500,000	03/2027	CDI + 1.30% p.a.
Series 2	R$ 500,000	03/2029	CDI + 1.58% p.a.

•	The covenants agreed for the 30th issue are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 1.5;

- Disposal of operating assets, termination of licenses, loss of concession, or loss of the Issuer’s ability to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, lead to a reduction of the Issuer’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated every quarter, taking into consideration the Issuer’s net operating income during the twelve (12) months before the end of each quarter and using the financial information disclosed by the Issuer.

The failure to comply with the covenants for at least two consecutive quarters, or two non-consecutive quarters within twelve months, will cause the early termination of the agreement (in which case the 30-day cure period does not apply).

The contract has a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in an individual or aggregate amount equal to or higher than R$ 182 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the obligations arising from the Debentures.

In the first quarter of 2022, the Company made the final amortization payment of the 14th issue debentures, totaling R$ 27.6 million, of which R$ 25.7 million in principal and R$ 1.9 million in interest.

On June 15, 2022, the Company made the final amortization payment of the 21st issue debentures, totaling R$ 185.1 million, of which R$ 175.0 million in principal and R$ 10.1 million in interest.

(b)	Lease

The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract assets and the lease amount is recorded at the same proportion.

After startup, the lease payment period starts (240 monthly installments), and the amount is periodically restated by the contracted price index.

The amounts payable for the right of use of assets are also recorded in this line. See Note 14 (f).

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

(c)	Covenants

The table below shows the most restrictive covenants as of June 30, 2022.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00
(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payments of tax debts, and installments payments of debts with the electricity supplier.

As of June 30, 2022, and December 31, 2021, the Company met the requirements set forth by its borrowings and financing agreements.

(d)	Borrowings and financing – Credit limited

Agent	June 30, 2022
(in millions of reais (*))
Brazilian Federal Savings Bank	1,281
Brazilian Development Bank (BNDES)	455
Inter-American Development Bank (IDB)	1,313
Inter-American Development Bank – IDB Invest	470
International Bank for Reconstruction and Development (IBRD)	1,300
International Finance Corporation - IBRD	760
Other	18
TOTAL	5,597

(*) Brazilian Central Bank’s exchange rate as of June 30, 2022 (US$ 1.00 = R$ 5.2380; ¥ 1.00 = R$ 0.03860).

Financing resources contracted have specific purposes and are released for the execution of their respective investments, according to the progress of the works.

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

17	Taxes and contributions

(a)	Current assets

	June 30, 2022	December 31, 2021
Recoverable taxes
Income tax and social contribution	273,410	259,902
Withheld income tax (IRRF) on financial investments	10,400	13,041
Other federal taxes	3,403	3,161
Total	287,213	276,104

(b)	Current liabilities

	June 30, 2022	December 31, 2021
Taxes and contributions payable
Cofins and Pasep	111,612	111,963
INSS (social security contribution)	43,460	39,902
IRRF (withholding income tax)	5,753	49,468
Other	40,730	55,797
Total	201,555	257,130

18	Deferred taxes and contributions

(a)	Statement of financial position details

	June 30, 2022	December 31, 2021
Deferred income tax assets
Provisions	526,313	503,374
Pension plan obligations - G1	146,193	150,577
Donations of underlying assets on concession agreements	47,065	47,589
Allowance for doubtful accounts	183,562	183,963
Other	122,980	127,092
Total deferred tax asset	1,026,113	1,012,595

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(360,718)	(368,235)
Capitalization of borrowing costs	(429,363)	(404,931)
Profit on supply to government entities	(349,513)	(353,262)
Actuarial gain – G1 Plan	(109,271)	(109,271)
Construction margin	(44,698)	(46,079)
Borrowing costs	(12,553)	(14,556)
Total deferred tax liabilities	(1,306,116)	(1,296,334)

Deferred tax liability, net	(280,003)	(283,739)

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Notes to the Interim Financial Information

(b)	Changes

Deferred income tax assets	December 31, 2021	Net change	June 30, 2022
Provisions	503,374	22,939	526,313
Pension plan obligations - G1	150,577	(4,384)	146,193
Donations of underlying assets on concession agreements	47,589	(524)	47,065
Allowance for doubtful accounts	183,963	(401)	183,562
Other	127,092	(4,112)	122,980
Total	1,012,595	13,518	1,026,113

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(368,235)	7,517	(360,718)
Capitalization of borrowing costs	(404,931)	(24,432)	(429,363)
Profit on supply to government entities	(353,262)	3,749	(349,513)
Actuarial gain – G1	(109,271)	-	(109,271)
Construction margin	(46,079)	1,381	(44,698)
Borrowing costs	(14,556)	2,003	(12,553)
Total	(1,296,334)	(9,782)	(1,306,116)

Deferred tax liability, net	(283,739)	3,736	(280,003)

Deferred income tax assets	December 31, 2020	Net change	June 30, 2021
Provisions	436,445	11,610	448,055
Pension plan obligations - G1	154,498	(1,930)	152,568
Donations of underlying assets on concession agreements	50,142	(1,342)	48,800
Allowance for doubtful accounts	155,719	17,605	173,324
Other	134,932	(14,467)	120,465
Total	931,736	11,476	943,212

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(388,675)	7,882	(380,793)
Capitalization of borrowing costs	(390,211)	4,368	(385,843)
Profit on supply to government entities	(356,513)	895	(355,618)
Actuarial gain – G1	(48,979)	-	(48,979)
Construction margin	(48,843)	1,382	(47,461)
Borrowing costs	(19,231)	2,963	(16,268)
Total	(1,252,452)	17,490	(1,234,962)

Deferred tax liability, net	(320,716)	28,966	(291,750)

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Notes to the Interim Financial Information

(c)	Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	April to June 2022	January to June 2022	April to June 2021	January to June 2021

Profit before income taxes	589,738	2,063,940	1,148,031	1,898,646
Statutory rate	34%	34%	34%	34%

Estimated expense at statutory rate	(200,511)	(701,740)	(390,331)	(645,540)
Benefit of interest on capital	32,878	32,878	13,874	13,874
Permanent differences:
Provision Law 4,819/1958 – G0 (i)	(7,013)	(14,985)	(5,651)	(11,927)
Donations	(2,505)	(4,881)	(2,308)	(3,675)
Other differences	9,871	22,785	9,437	18,532

Income tax and social contribution	(167,280)	(665,943)	(374,979)	(628,736)

Current income tax and social contribution	(180,174)	(669,679)	(374,219)	(657,702)
Deferred income tax and social contribution	12,894	3,736	(760)	28,966
Effective rate	28%	32%	33%	33%

(i)	Permanent difference related to the provision for the actuarial liability. See Note 21 (ii) and (v).

19	Provisions

(a)	Lawsuits and proceedings that resulted in provisions

(I)	Statement of financial position details

The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.15 to the Annual Financial Statements as of December 31, 2021. The terms and payment amounts are defined based on the outcome of these lawsuits.

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Notes to the Interim Financial Information

	June 30, 2022			December 31, 2021
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	157,092	(6,889)	150,203	168,258	(10,780)	157,478
Supplier claims (ii)	450,975	(130)	450,845	477,854	(123)	477,731
Other civil claims (iii)	104,553	(1,713)	102,840	95,601	(2,523)	93,078
Tax claims (iv)	75,465	(15,777)	59,688	57,509	(2,693)	54,816
Labor claims (v)	375,469	(15,554)	359,915	349,962	(15,864)	334,098
Environmental claims (vi)	384,425	(36)	384,389	331,326	(34)	331,292
Total	1,547,979	(40,099)	1,507,880	1,480,510	(32,017)	1,448,493

Current	863,116	-	863,116	809,821	-	809,821
Noncurrent	684,863	(40,099)	644,764	670,689	(32,017)	638,672

(II)	Changes

	December 31, 2021	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	June 30, 2022
Customer claims (i)	168,258	9,664	15,952	(26,261)	(10,521)	157,092
Supplier claims (ii)	477,854	18,969	29,131	(74,768)	(211)	450,975
Other civil claims (iii)	95,601	7,996	9,427	(5,461)	(3,010)	104,553
Tax claims (iv)	57,509	13,209	5,965	(925)	(293)	75,465
Labor claims (v)	349,962	53,825	17,561	(22,322)	(23,557)	375,469
Environmental claims (vi)	331,326	19,901	33,599	(300)	(101)	384,425
Subtotal	1,480,510	123,564	111,635	(130,037)	(37,693)	1,547,979
Escrow deposits	(32,017)	(15,007)	(4,382)	8,323	2,984	(40,099)
Total	1,448,493	108,557	107,253	(121,714)	(34,709)	1,507,880

	December 31, 2020	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	June 30, 2021
Customer claims (i)	160,705	22,820	13,885	(16,717)	(19,174)	161,519
Supplier claims (ii)	410,734	8,964	21,817	(39,309)	(39,382)	362,824
Other civil claims (iii)	86,083	2,208	5,750	(2,187)	(2,878)	88,976
Tax claims (iv)	59,678	6,071	4,406	-	(1,064)	69,091
Labor claims (v)	316,880	54,665	19,205	(20,470)	(16,210)	354,070
Environmental claims (vi)	249,582	19,417	21,590	-	(9,262)	281,327
Subtotal	1,283,662	114,145	86,653	(78,683)	(87,970)	1,317,807
Escrow deposits	(31,360)	(13,991)	(2,370)	3,018	836	(43,867)
Total	1,252,302	100,154	84,283	(75,665)	(87,134)	1,273,940

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Notes to the Interim Financial Information

(b)	Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligations cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	June 30, 2022	December 31, 2021
Customer claims (i)	193,555	173,875
Supplier claims (ii)	1,582,481	1,521,935
Other civil claims (iii)	934,750	852,735
Tax claims (iv)	1,730,374	1,548,781
Labor claims (v)	1,147,116	1,095,841
Environmental claims (vi)	3,491,703	3,201,716
Total	9,079,979	8,394,883

(c)	Explanation of the nature of main classes of lawsuits

(i)	Customer claims

Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category.

(ii)	Supplier claims

Include lawsuits filed by some suppliers alleging underpayment of monetary adjustments and economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)	Other civil claims

Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, and challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management.

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels.

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, with the provision of fines for non-compliance and imposition of compensation for environmental damages allegedly caused by the Company.

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Notes to the Interim Financial Information

(d)	Guarantee insurance

As of May 25, 2021, the Company executed an agreement effective for one year for the issue of policies under several types of guarantee insurance. The limit that can be used is R$ 600 million. The guarantee insurance for escrow deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up to five years. As of June 30, 2022, R$ 580 million was available for use.

20	Labor liabilities and pension plan obligations

	June 30, 2022	December 31, 2021
Salaries and payroll charges	40,905	58,591
Provision for vacation	255,788	226,127
Provision for Christmas bonus	56,405	-
Healthcare plan (i)	49,630	45,915
Provision for profit sharing (ii)	48,522	88,376
Consent Decree (TAC)	6,354	5,723
Knowledge Retention Program (PRC)	1,569	1,884
Total	459,173	426,616

(i)       Healthcare plan

Benefits are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In the second quarter of 2022, the Company contributed 8.2%, on average, of gross payroll, totaling R$ 65,345 (7.8% in the second quarter of 2021, totaling R$ 54,881).

(ii)       Provision for profit sharing

The profit-sharing program was implemented according to an agreement with the labor union. Payment corresponds to up to one month’s salary for each employee, depending on the performance of goals reached from January to December, and should be paid in the subsequent year.

21	Pension plan obligations

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais (iii) and VIVEST (iv), whereby only the latter is open for new adhesions. See the reconciliation of expenses with such plans in item (v).

Defined benefit plans

Summary of pension plan - Liabilities

	G1 Plan	G0 Plan	Total
Pension plan liabilities as of December 31, 2021	(129,600)	(2,192,062)	(2,321,662)
Expenses recognized in 2022	(5,857)	(88,476)	(94,333)
Payments made in 2022	19,376	91,296	110,672
Pension plan liabilities as of June 30, 2022	(116,081)	(2,189,242)	(2,305,323)

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Notes to the Interim Financial Information

	G1 Plan	G0 Plan	Total
Pension plan liabilities as of December 31, 2020	(319,053)	(2,549,541)	(2,868,594)
Expenses recognized in 2021	(11,623)	(79,107)	(90,730)
Payments made in 2021	17,572	82,975	100,547
Pension plan liabilities as of June 30, 2021	(313,104)	(2,545,673)	(2,858,777)

(i)	G1 Plan

Managed by SABESPREV, the financed defined benefit plan (“G1 Plan”) receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

(ii)	G0 Plan

According to State Law 4,819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments, which rights are referred to as "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded in the “Balances with related parties” line, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

(iii)	Sabesprev Mais Plan

Administered by SABESPREV, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(iv)	VIVEST

Administered by VIVEST, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(v)	Reconciliation of expenditures with pension plan obligations

	April to June 2022	January to June 2022	April to June 2021	January to June 2021

G1 Plan (i)	2,922	5,857	5,812	11,623
G0 Plan (ii)	44,238	88,476	39,553	79,107
Sabesprev Mais Plan (iii)	6,429	12,307	5,604	10,890
VIVEST Plan (iv)	73	131	32	58
Subtotal	53,662	106,771	51,001	101,678
Capitalized	(823)	(1,594)	(1,064)	(2,058)
Reimbursement of additional retirement and pension benefits paid (G0)	(23,611)	(44,402)	(22,934)	(44,027)
Other	1,338	2,583	1,257	2,472
Pension plan obligations (Note 27)	30,566	63,358	28,260	58,065

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Notes to the Interim Financial Information

22	Services payable

This line records the balances payable, mainly from services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others. This line also includes the amounts payable related to the transfer of 7.5% of revenue from the São Paulo municipal government to the Municipal Fund for Environmental Sanitation and Infrastructure. The balances as of June 30, 2022, and December 31, 2021, were R$ 581,437 and R$ 469,027, respectively.

23	Equity

(a)	Share capital

As of June 30, 2022, and December 31, 2021, the authorized, subscribed, and paid-in capital, totaling R$ 15,000,000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

	June 30, 2022		December 31, 2021
	Number of shares	%	Number of shares	%
São Paulo State	343,506,664	50.3	343,506,664	50.3
Other shareholders
In Brazil (1)	245,397,335	35.9	234,965,971	34.4
Abroad(2)	94,605,870	13.8	105,037,234	15.3

Total	683,509,869	100.0	683,509,869	100.0

(1)	As of June 30, 2022, the common shares traded in Brazil were held by 35,599 shareholders. It includes six shares held by Cia Paulista de Parcerias – CPP, a company controlled by the São Paulo State.
(2)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank of the Company’s ADRs. Each ADR corresponds to 1 share.

(b)	Interest on capital

The Annual Shareholders’ Meeting of April 28, 2022, approved the distribution of dividends as interest on capital totaling R$ 547,645, corresponding to a minimum mandatory dividend of R$ 96,700 as additional dividends, totaling R$ 644,345, paid on June 27, 2022.

24	Earnings per share

Basic and diluted

Basic earnings per share are calculated by dividing the profit attributable to owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

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Notes to the Interim Financial Information

	April to June 2022	January to June 2022	April to June 2021	January to June 2021

Profit attributable to the Company’s owners	422,458	1,397,997	773,052	1,269,910
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	0.61807	2.04532	1.13100	1.85793

25	Operating segment information

The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services.

Result

	April to June 2022
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	4,451,472	1,154,720	5,606,192
Gross sales deductions	(340,792)	-	(340,792)
Net operating revenue	4,110,680	1,154,720	5,265,400
Costs, selling, general, and administrative expenses	(3,230,087)	(1,129,475)	(4,359,562)
Income from operations before other operating expenses, net and equity accounting	880,593	25,245	905,838
Other operating income (expenses), net			2,351
Equity accounting			5,923
Financial result, net			(324,374)
Income before income tax and social contribution			589,738
Depreciation and amortization	(598,165)	-	(598,165)

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Notes to the Interim Financial Information

	January to June 2022
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	8,749,692	2,042,926	10,792,618
Gross sales deductions	(656,828)	-	(656,828)
Net operating revenue	8,092,864	2,042,926	10,135,790
Costs, selling, general, and administrative expenses	(6,107,025)	(1,996,996)	(8,104,021)
Income from operations before other operating expenses, net and equity accounting	1,985,839	45,930	2,031,769
Other operating income (expenses), net			4,915
Equity accounting			11,506
Financial result, net			15,750
Income before income tax and social contribution			2,063,940
Depreciation and amortization	(1,187,911)	-	(1,187,911)

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Notes to the Interim Financial Information

	April to June 2021
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	3,881,211	1,022,904	4,904,115
Gross sales deductions	(308,196)	-	(308,196)
Net operating revenue	3,573,015	1,022,904	4,595,919
Costs, selling, general, and administrative expenses	(2,700,057)	(999,906)	(3,699,963)
Income from operations before other operating expenses, net and equity accounting	872,958	22,998	895,956
Other operating income (expenses), net			(899)
Equity accounting			4,161
Financial result, net			248,813
Income before income tax and social contribution			1,148,031
Depreciation and amortization	(553,055)		(553,055)

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Notes to the Interim Financial Information

	January to June 2021
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	7,818,433	2,046,209	9,864,642
Gross sales deductions	(591,306)	-	(591,306)
Net operating revenue	7,227,127	2,046,209	9,273,336
Costs, selling, general, and administrative expenses	(5,290,922)	(2,000,204)	(7,291,126)
Income from operations before other operating expenses, net and equity accounting	1,936,205	46,005	1,982,210
Other operating income (expenses), net			9,778
Equity accounting			12,215
Financial result, net			(105,557)
Income before income tax and social contribution			1,898,646
Depreciation and amortization	(1,095,106)	-	(1,095,106)

(i)	See Note 31 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information on long-lived assets.
(ii)	Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized under ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are met over time. See Note 14 (e) for further information.

26	Operating revenue

(a)	Revenue from sanitation services:

	April to June 2022	January to June 2022	April to June 2021	January to June 2021

Metropolitan Region of São Paulo	3,225,891	6,274,744	2,787,854	5,569,632
Regional Systems	1,225,581	2,474,948	1,093,357	2,248,801
Total	4,451,472	8,749,692	3,881,211	7,818,433

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Notes to the Interim Financial Information

(b)	Reconciliation from gross operating revenue to net operating revenue:

	April to June 2022	January to June 2022	April to June 2021	January to June 2021

Revenue from sanitation services (i)	4,451,472	8,749,692	3,881,211	7,818,433
Construction revenue	1,154,720	2,042,926	1,022,904	2,046,209
Sales tax	(322,341)	(619,926)	(289,903)	(554,788)
Regulation, Control and Oversight Fee (TRCF)	(18,451)	(36,902)	(18,293)	(36,518)
Net revenue	5,265,400	10,135,790	4,595,919	9,273,336

(i) Includes R$ 22,573 and R$ 43,534 referring to the TRCF charged from customers from April to June and from January to June 2022 (R$ 19,568 and R$ 38,857 from April to June and from January to January to June 2021), respectively, referring to the municipalities regulated by ARSESP.

27	Operating costs and expenses

	April to June 2022	January to June 2022	April to June 2021	January to June 2021
Operating costs
Salaries, payroll charges, and benefits	(591,821)	(1,100,694)	(518,265)	(991,360)
Pension plan obligations	(7,489)	(14,546)	(9,082)	(17,932)
Construction costs (Note 25)	(1,129,475)	(1,996,996)	(999,906)	(2,000,204)
General supplies	(95,925)	(162,415)	(70,782)	(131,712)
Treatment supplies	(142,491)	(289,799)	(82,332)	(181,257)
Outsourced services	(431,808)	(797,700)	(341,052)	(708,647)
Electricity	(375,361)	(786,445)	(340,012)	(697,987)
General expenses	(206,033)	(404,659)	(191,077)	(371,554)
Depreciation and amortization	(551,500)	(1,095,035)	(510,919)	(1,010,817)
	(3,531,903)	(6,648,289)	(3,063,427)	(6,111,470)

Selling expenses
Salaries, payroll charges, and benefits	(80,464)	(148,373)	(67,812)	(129,074)
Pension plan obligations	(1,010)	(1,969)	(1,184)	(2,361)
General supplies	(2,149)	(3,279)	(1,888)	(3,418)
Outsourced services	(106,353)	(190,716)	(80,588)	(167,523)
Electricity	(271)	(685)	(329)	(676)
General expenses	(26,561)	(51,688)	(31,279)	(58,325)
Depreciation and amortization	(16,717)	(33,402)	(16,581)	(33,078)
	(233,525)	(430,112)	(199,661)	(394,455)

Bad debt expense, net of recoveries (Note 9 (c))	(252,932)	(430,626)	(144,101)	(265,152)

Administrative expenses
Salaries, payroll charges, and benefits	(73,217)	(131,738)	(63,941)	(121,312)
Pension plan obligations	(22,067)	(46,843)	(17,994)	(37,772)
General supplies	(11,402)	(15,701)	(5,356)	(11,165)
Outsourced services	(61,196)	(123,029)	(58,541)	(107,923)

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Notes to the Interim Financial Information

	April to June 2022	January to June 2022	April to June 2021	January to June 2021
Electricity	(460)	(905)	(311)	(901)
General expenses	(124,066)	(179,453)	(103,414)	(154,750)
Depreciation and amortization	(29,948)	(59,474)	(25,555)	(51,211)
Tax expenses	(18,846)	(37,851)	(17,662)	(35,015)
	(341,202)	(594,994)	(292,774)	(520,049)

Operating costs and expenses
Salaries, payroll charges, and benefits	(745,502)	(1,380,805)	(650,018)	(1,241,746)
Pension plan obligations (Note 21 (v))	(30,566)	(63,358)	(28,260)	(58,065)
Construction costs (Note 25)	(1,129,475)	(1,996,996)	(999,906)	(2,000,204)
General supplies	(109,476)	(181,395)	(78,026)	(146,295)
Treatment supplies	(142,491)	(289,799)	(82,332)	(181,257)
Outsourced services	(599,357)	(1,111,445)	(480,181)	(984,093)
Electricity	(376,092)	(788,035)	(340,652)	(699,564)
General expenses	(356,660)	(635,800)	(325,770)	(584,629)
Depreciation and amortization	(598,165)	(1,187,911)	(553,055)	(1,095,106)
Tax expenses	(18,846)	(37,851)	(17,662)	(35,015)
Bad debt expense, net of recoveries (Note 9 (c))	(252,932)	(430,626)	(144,101)	(265,152)
	(4,359,562)	(8,104,021)	(3,699,963)	(7,291,126)

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Notes to the Interim Financial Information

28	Financial income (expenses)

	April to June 2022	January to June 2022	April to June 2021	January to June 2021
Financial expenses
Interest and charges on borrowings and financing – local currency	(215,789)	(405,342)	(106,659)	(211,339)
Interest and charges on borrowings and financing – foreign currency	(9,778)	(18,334)	(10,354)	(22,816)
Other financial expenses	(72,705)	(163,949)	(78,902)	(153,544)
Monetary variation on borrowings and financing	(91,336)	(162,054)	(42,985)	(95,382)
Other monetary variations	(50,790)	(99,155)	(40,672)	(82,786)
Interest and monetary variations on provisions	(49,328)	(93,910)	(7,482)	(49,436)
Total financial expenses	(489,726)	(942,744)	(287,054)	(615,303)

Financial income
Inflation adjustment gains	67,181	126,865	37,470	88,653
Income on financial investments	101,339	181,001	29,636	47,858
Interest income	70,920	141,604	31,903	78,882
Cofins and Pasep	(11,134)	(20,901)	(4,604)	(10,018)
Other	1	14	-	41
Total financial income	228,307	428,583	94,405	205,416

Financial income (expenses), net of exchange variation	(261,419)	(514,161)	(192,649)	(409,887)

Exchange variation
Exchange variation on borrowings and financing	(64,814)	529,216	442,316	304,743
Exchange variation on assets	1,853	590	(854)	(407)
Other exchange variations	6	105	-	(6)
Exchange variations, net	(62,955)	529,911	441,462	304,330

Financial income (expenses), net	(324,374)	15,750	248,813	(105,557)

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Notes to the Interim Financial Information

29	Other operating income (expenses), net

	April to June 2022	January to June 2022	April to June 2021	January to June 2021

Other operating income, net	13,562	23,870	11,954	19,750
Other operating expenses	(11,211)	(18,955)	(12,853)	(9,972)

Other operating income (expenses), net	2,351	4,915	(899)	9,778

Other operating income usually records the sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses usually record derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses and operational assets indemnification.

30	Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of June 30, 2022 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,141,864	1,640,500	302,814	781,114	3,866,292
Contractual obligations - Investments	2,807,897	2,805,361	1,214,095	323,928	7,151,281
Total	3,949,761	4,445,861	1,516,909	1,105,042	11,017,573

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Notes to the Interim Financial Information

31	Supplemental cash flow information

	January to June 2022	January to June 2021

Total additions to contract assets (Note 13)	2,171,183	2,225,121
Total additions to intangible assets (Note 14 (b))	26,946	119,559

Items not affecting cash (see breakdown below)	(703,496)	(871,955)

Total additions to intangible and contract assets according to the statement of cash flows	1,494,633	1,472,725

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (a))	279,922	121,996
Contractors payable	298,729	204,404
Performance agreements	62,365	396,029
Right of use	16,550	103,521
Construction margin (Note 13 (b))	45,930	46,005
Total	703,496	871,955

32	Events after the reporting period

•	Financing - IDB Invest and International Finance Corporation - IFC

On July 15 and 26, 2022, Sabesp raised R$ 466 million and R$ 760 million referring to the financing contracts executed with IDB Invest and International Finance Corporation - IFC, respectively. The funds from IDB will be used for expansion works of the sanitation system in the Metropolitan Region of São Paulo to support SABESP’s counterpart in the IDB financing for Stage IV of the Tietê River Clean-Up Project. The funds from IFC will be used for works in the New Pinheiros River, a state program to expand sewage collection and treatment in the basin, aiming at the river’s clean-up by December 2022, as well as to improve water and sewage systems in coastal municipalities of the São Paulo State. The funds will also be used for the construction of a new water main in the São Lourenço System, in Greater São Paulo.

•	GESP Agreement – 2015

On July 22, 2022, the decision preventing the transfer of reservoirs of the Alto Tietê Production System was published in the State Official Gazette. For additional information, see Note 10 (a) (iv).

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Comments on the Company’s Projections

Comments on the Company’s Projections

The projections presented in the Reference Form are annual and not on a quarterly basis. Therefore, the quarterly comparison between information disclosed in the Reference Form with quarterly results shall not apply.

Projections are monitored every year and disclosed in the Reference Form.

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Other Information Deemed as Relevant by the Company

1.       CHANGES IN INTEREST HELD BY THE CONTROLLING SHAREHOLDER, BOARD MEMBERS, AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS AND MANAGEMENT, AND OUTSTANDING SHARES Position as of 06/30/2022
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	343,506,664	50.3%	343,506,664	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	100	0%	100	0%
Executive Board	-	-		-

Fiscal Council	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders	-	-	-	-

Total	343,506,770	50.3%	343,506,770	50.3%

Outstanding Shares	340,003,099	49.7%	340,003,099	49.7%

ITR - Quarterly Information Form – 06/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS AND MANAGEMENT, AND OUTSTANDING SHARES Position as of 06/30/2021
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	343,507,729	50.3%	343,507,729	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	-	-	-	-
Executive Board	200	0.0%	200	0.0%

Fiscal Council	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders	-	-	-	-

Total	343,507,935	50.3%	343,507,935	50.3%

Outstanding Shares	340,001,934	49.7%	340,001,934	49.7%

2.       SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of 06/30/2022 (Number of shares)
	Common Shares		Total
Shareholder	Number of Shares	%	Number of Shares	%
Treasury Department	343,506,664	50.3	343,506,664	50.3

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Reports and Statements / Unqualified Reports on Special Review

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Report on Review of Interim Financial Information

To the Shareholders, Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

São Paulo – SP

Introduction

We have reviewed the accompanying interim financial information of Companhia de Saneamento Básico do Estado de São Paulo (“Company”), included in the Interim Financial Information Form (ITR) for the quarter ended June 30, 2022, which comprises the Statement of financial position as of June 30, 2022 and the related income statement and statement of comprehensive income for the three and six months then ended and the statements of changes in equity and cash flows for the six months then ended, including a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with Technical Pronouncement NBC TG - 21- Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with NBC TG – 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Statement of value added

The quarterly information referred to above includes statements of value added for the period of six months ended June 30, 2022, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the interim financial information taken as a whole.

São Paulo, August 11, 2022

Nelson Fernandes Barreto Filho

CT CRC 1SP-151.079/O-0

Grant Thornton Auditores Independentes

CRC 2SP-025.583/O-1

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Reports and Statements / Executive Officers’ Statement on the Financial Statements

Executive Officers’ Statement on the Quarterly Information STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 25, item VI of CVM Instruction 480, of December 7, 2009, that:

They reviewed, discussed, and agreed with the quarterly information for the period ended June 30, 2022. São Paulo, August 11, 2022.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

CEO

Osvaldo Garcia

Chief Economic, Finance, and Investor Relations Officer, cumulatively responding for the Corporate Management Board

Alceu Segamarchi Junior

Technology, Project, and Environment Officer

Ricardo Daruiz Borsari

Metropolitan Officer

Antonio Carlos Teixeira

Regional Systems Officer

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Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 25, item V of CVM Instruction 480, of December 7, 2009:

They reviewed, discussed, and agreed with the Report of Independent Registered Public Accounting Firm on the quarterly information for the period ended June 30, 2022.

São Paulo, August 11, 2022.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

CEO

Osvaldo Garcia

Chief Economic, Finance, and Investor Relations Officer, cumulatively responding for the Corporate Management Board

Alceu Segamarchi Junior

Technology, Project, and Environment Officer

Ricardo Daruiz Borsari

Metropolitan Officer

Antonio Carlos Teixeira Regional

Systems Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 26, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.